2006 ANNUAL REPORT


07052172

Unlocking the Potential



Aspreva
PHARMACEUTICALS

CORP

FINANCIAL HIGHLIGHTS


Aspreva
PHARMACEUTICALS


REVENUE (IN MILLIONS OF U.S. DOLLARS)
$250
$200
$150
$100
$50
$0
2004
2005
2006


NET INCOME (IN MILLIONS OF U.S. DOLLARS)
$125
$100
$75
$50
$25
$0
2004
2005
2006



Consolidated Statement of Operations Data

IN THOUSANDS OF U.S. DOLLARS,
EXCEPT PER SHARE AMOUNTS

	2006	2005	2004
Revenue	$214,784	$76,480	$ —
Total Expenses	$ 86,744	$59,438	$ 21,868
Net Income (loss)	$ 124,156	$ 19,667	$(22,493)

NET INCOME (LOSS) PER COMMON SHARE

	2006	2005	2004
Basic	$ 3.57	$ 0.65	$ (1.86)
Diluted	$ 3.49	$ 0.62	$ (1.86)

UNLOCKING THE POTENTIAL



Aspreva is a global pharmaceutical company focused on identifying, developing, and, upon approval, commercializing evidence-based medicines for patients living with less common diseases. The Company has acquired, through its collaboration agreement with Roche, exclusive worldwide rights (excluding Japan) to develop CellCept,® Roche's leading transplant anti-rejection drug, for autoimmune indications. Aspreva is currently conducting two phase III trials of CellCept for the treatment of the autoimmune diseases lupus nephritis and pemphigus vulgaris.

Aspreva common stock is traded on the NASDAQ Global Select Market under the symbol ASPV and on the Toronto Stock Exchange under the symbol ASV.



UNMET MEDICAL NEEDS

Aspreva's mission is to provide treatments for the millions of patients with unmet medical needs. Through a combination of rigorous medical investigation and careful regulatory planning, we have developed in-house expertise in therapeutic and clinical strategies that have no precedent.

We saw the potential for Roche's successful transplant anti-rejection drug CellCept and proposed to unlock this by developing CellCept in autoimmune indications and working with Roche to seek regulatory approvals.

Through this innovative relationship, we acquired a valuable, risk-reduced, late-stage asset, creating a significant opportunity for Aspreva and enabling Roche to generate added value from an existing asset while remaining focused on its core business.

As a result of our work with CellCept, Aspreva is today recognized for its expertise with less-common disease targets. We continue to seek partners to leverage our expertise and develop new drugs for underserved – but high-potential – patient populations.



DEAR SHAREHOLDERS:

In 2006, we continued to progress as a global pharmaceutical company with a mission to unlock the potential of medicines for patients with less common diseases. Building on our solid foundation, we broadened the Company's footprint internationally while also strengthening our core regulatory, clinical and commercial capabilities. By drawing on this increased strength, we made significant progress in our clinical programs to evaluate the efficacy and safety of CellCept in the treatment of the autoimmune diseases lupus nephritis and pemphigus vulgaris. We also completed our clinical program in myasthenia gravis. While the expansion of our clinical pipeline remained a key focus throughout the year, we continued to apply a disciplined approach when evaluating potential business development opportunities in order to ensure both favorable terms and significant potential returns for our shareholders.



Our progress in all areas was supported by consistent revenue and profit growth. Moving forward, the increasing strength of our balance sheet gives us the resources, flexibility and confidence to invest in both the existing business and new growth opportunities for Aspreva's future.

A FOUNDATION FOR LONG-TERM GROWTH

Aspreva continued to develop its international operational capability across its four offices in the United States, the United Kingdom, Switzerland and Canada. As we build out the company on a global basis, we have strengthened and expanded our professional team, adding key individuals to complement our existing strengths and add value to our organization. Among the appointments we made recently are Paul Brennan and Dr. Usman Azam. Paul Brennan was named Senior Vice President, Business Development and Licensing, and brings valuable strategic planning, licensing and business development experience from AnorMED and AstraZeneca. Dr. Usman Azam, appointed Executive Vice President and Chief Medical Officer, is a valuable addition to the strong clinical and regulatory foundation we have already developed. Dr. Azam brings with him impressive leadership and clinical-regulatory experience acquired in senior positions at companies such as Johnson & Johnson and GlaxoSmithKline.

Most recently, he held the position of Vice President for Worldwide Clinical Development & Medical Affairs at Ethicon, a Johnson & Johnson company.

This past year, we also solidified our medical affairs and commercial strategy team through a number of key appointments that further strengthen Aspreva's ability to develop, support and market future products as we continue to grow our business.

SOLID CLINICAL AND REGULATORY PROGRESS

We have designed, initiated and managed three pivotal phase III trials. Two of these trials are still underway to evaluate CellCept in the treatment of the autoimmune diseases lupus nephritis and pemphigus vulgaris.

Work on the pivotal phase III program for lupus nephritis remained on track. In September, we announced the successful completion of patient enrollment for the induction phase of this global study. The induction phase of this trial is now nearing completion, and if the data is supportive, we plan to file submissions to regulatory authorities globally, including the U.S. Food and Drug Administration (FDA).

With regards to our second clinical program, we were pleased to receive orphan drug status from the FDA for CellCept in the treatment of pemphigus vulgaris. Based on our discussions with the FDA, we also increased the number of patients to be enrolled in this phase III trial with the aim of increasing the statistical power of the study.

Our third phase III trial – studying CellCept as a treatment for myasthenia gravis – was completed in October 2006, and based on the preliminary results of this trial, we have chosen not to proceed with any further clinical development in this disease. Although we were disappointed that results from the study did not meet the clinical endpoints that were established, we were proud of the way our clinical team conducted the trial and delivered the results on schedule.

In 2006, we further increased our potential future market presence by signing a non-binding collaboration agreement with Chugai Pharmaceuticals Co., Ltd., for the development of CellCept in selected autoimmune diseases in Japan. In addition, the potential of CellCept in treating lupus nephritis was highlighted in July when our partner Roche received approval for its use in the treatment of lupus nephritis in Malaysia – the first country in the world to have approved the drug in any autoimmune disease.

AN INNOVATIVE BUSINESS MODEL

Aspreva's approach to building a global pharmaceutical company has always been innovative and entrepreneurial. This is what continues to attract the attention of potential business partners, and although our business model has evolved since the CellCept agreement with Roche, the company is fueled by the same desire to uncover clinical value and realize the full potential of each opportunity.

Aspreva's entrepreneurial culture and the desire to fill identified medical needs are a powerful combination. The CellCept agreement proved our ability to develop innovative deal structures, and going forward, we will continue to be proactive in seeking strong, flexible, high-value partnerships or transactions that benefit all stakeholders: our business partners, our shareholders and the millions of underserved patients around the world with unmet medical needs.

It is in this spirit of value maximization that we evaluate the many opportunities that our increased profile, and the success of our collaboration with Roche, have brought to us. In any future clinical work we undertake, we also plan to leverage the strong relationships we have established with key medical specialists through our development of CellCept. Future collaborations we are considering include partnerships, licensing agreements or acquisitions – all with a goal of unlocking the full potential of products and our business relationships. We look forward to updating shareholders on our future substantive progress on this front in due course.

STRONG FINANCIAL PERFORMANCE

Aspreva once again delivered strong financial results with 2006 revenues of $214.8 million, up substantially from $76.5 million in 2005. We also posted our seventh consecutive quarter of profitability, while still carrying out the full investment needed to execute our clinical programs and build for the future.

Our net income totaled $124.2 million, up from $19.7 million in 2005, and our cash position also strengthened, leaving us with $259.9 million in cash and marketable securities as of December 31, 2006, up from $112.0 million a year before.

One key to our future growth and success is our continued investment in Research & Development. Last year, our expenditures in this area largely reflected the costs of running our maturing clinical programs, and also included our business development efforts. To support these ongoing R&D activities and our future growth, we continued to invest in our global infrastructure while also increasing our medical affairs and pre-commercialization activities.

In closing, we would like to take this opportunity to recognize the hard work and dedication of our employees, who strive to enrich the lives of patients with less common diseases. To our shareholders, we want to reiterate Aspreva's commitment to remain focused on successfully executing our clinical and business development programs. We believe our disciplined approach to expanding the business, our excellent financial position and our ability to conduct complex clinical studies place us in an excellent position for sustained success.



Richard M. Glickman
Chairman and Chief Executive Officer



CLINICAL AND REGULATORY EXPERTISE

Aspreva has extensive expertise in designing and managing complex clinical trials, which has allowed us to make rapid progress. In just over one year, from June 2004 to August 2005, we were able to begin randomizing patients into three phase III trials of CellCept in autoimmune diseases: lupus nephritis, myasthenia gravis and pemphigus vulgaris.


LUPUS NEPHRITIS PHASE III CLINICAL TRIAL
21 COUNTRIES
88 SITES
371 PATIENTS

Aspreva has been able to overcome the challenge of recruiting for clinical trials in less common diseases by acting globally and setting up sites where there are significant patient populations. In our Aspreva Lupus Management Study, we enrolled 371 patients at 88 sites in 21 countries in North America, Europe, South America, Africa and Asia, making it one of the largest phase III trials ever conducted in lupus nephritis.

The experience of our regulatory group has also served us well, with two successful applications for orphan drug status (myasthenia gravis and pemphigus vulgaris). In addition, this group is preparing potential regulatory submissions to the FDA and other regulatory authorities worldwide.



SOLID CORPORATE FOUNDATION

Aspreva is building a promising future through sound financial management. We are a profitable, essentially debt-free business with continued revenue growth potential. We have a solid balance sheet, generate positive cash flow and benefit from a competitive global tax rate.

To provide effective financial transparency, we invested in a world-class financial reporting system and were an early adopter of SFAS 123(R) for reporting stock-based compensation. In 2006, Aspreva met the requirements of the Sarbanes-Oxley Act, which applies to publicly traded companies in the United States. We will continue to work to surpass regulatory requirements and maintain the highest standards of corporate governance.

Our goal is to make a real difference in everything we do, for the patients for whom we work and in the communities where we are based. Our employees have led a number of charitable initiatives with Aspreva's enthusiastic support, both financial and practical. Aspreva understands that quality people, sound financial management, high standards of corporate governance and social responsibility are the pillars on which a successful company is built.



ASPIRATIONS
HOPES
AND DREAMS



SEC MAIL PROCESSING
RECEIVED
APR 2 7 2007
WASH, D.C.
210
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year ended December 31, 2006

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
Commission File Number 000-51169

ASPREVA PHARMACEUTICALS CORPORATION

(Exact name of registrant as specified in its charter)

British Columbia, Canada	**98-0435540**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1203 - 4464 Markham Street, Victoria, B.C., Canada	**V8Z 7X8**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (250) 744-2488

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, without par value	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes☒ No ☐

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant on June 30, 2006, the last business day of the registrant's most recently completed second fiscal quarter, was $731,282,930 (based on the closing sales price of the registrant's common stock on that date). Shares of the registrant's common stock held by each officer and director and each person who owns 5% or more of the outstanding common stock of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of January 31, 2007, 35,161,888 shares of the registrant's common stock were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2007 Annual Meeting of Shareholders (the "Proxy Statement"), to be filed within 120 days of the end of the fiscal year ended December 31, 2006, are incorporated by reference in Part III hereof. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part hereof.

ASPREVA PHARMACEUTICALS CORPORATION
TABLE OF CONTENTS

Forward-Looking Statements

The information in this Annual Report on Form 10-K which includes our annual Management's Discussion and Analysis, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and/or forward-looking information under applicable Canadian provincial securities laws (collectively, "forward-looking statements"), which are subject to the "safe harbor" created by those sections. The words "anticipates", "believes", "estimates", "expects", "intends", "may", "plans", "projects", "will", "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements in this discussion include, but are not limited to, statements concerning:

- *our strategy;*
- *our future operations;*
- *our future financial position;*
- *our future revenues;*
- *our projected costs;*
- *prospects, plans and objectives of our management;*
- *our expectations regarding our relationship with Hoffmann-La Roche Inc. and F. Hoffman-La Roche Ltd;*
- *our expectations regarding the development of CellCept for certain autoimmune indications; and*
- *our expectations with respect to our clinical trials of CellCept.*

With respect to the forward-looking statements contained in this discussion, we have made numerous assumptions regarding, among other things:

- *our ability to complete our clinical trials of CellCept;*
- *our ability to file a supplemental new drug application with the U.S. Food and Drug Administration, as well as other applicable filings with the European Union and Canadian regulatory authorities;*
- *our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;*
- *our ability to comply with applicable governmental regulations and standards;*
- *our ability to succeed at establishing a successful commercialization program for CellCept in any indication for which it may be approved; and*
- *other assumptions set forth in Item 1A "Risk Factors" in this Annual Report on Form 10-K.*

We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements or the underlying assumptions thereto, and you should not place undue reliance on our forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from the plans, intentions and expectations disclosed in the forward-looking statements and underlying assumptions, including, without limitation, those set forth in Item 1A "Risk Factors" in this Annual Report on Form 10-K. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements, other than as required by applicable law.

Unless the context otherwise requires, all references to "Aspreva", "we", "our", and "us" in this Annual Report on Form 10-K refer to Aspreva Pharmaceuticals Corporation and its subsidiaries.

PART I

Item 1. Business.

Overview

We are an emerging global pharmaceutical company focused on identifying, developing, and upon approval, commercializing existing approved drugs and drug candidates for new indications. Our focus is on delivering effective, evidence-based treatments to manage less common diseases.

Our objective is to successfully complete our current clinical programs while seeking growth opportunities that will allow us to leverage the clinical, medical affairs and commercial infrastructure that we have established. Potential opportunities for growth include the acquisition or licensing of products in various stages of clinical or commercial development from pharmaceutical or biotechnology companies.

Collaborative Agreements

Our initial focus in autoimmune diseases led us to identify the potential efficacy of the drug CellCept, (mycophenolate mofetil, or MMF) in the treatment of autoimmune diseases. In July 2003, we entered into our first collaboration with Hoffmann - La Roche Inc. and F. Hoffmann - La Roche Ltd, or collectively Roche, for exclusive world-wide rights, excluding Japan, to develop and, upon regulatory approval, commercialize CellCept, for all autoimmune indications. CellCept is an immunosuppressant or "anti-rejection" drug currently approved by the U.S. Food and Drug Administration, or FDA, for use in the prevention of rejection in patients receiving heart, kidney and liver transplants. It is important to note that CellCept is not currently approved by the FDA for use in autoimmune indications.

Under the terms of our collaboration agreement with Roche, we agreed to conduct three clinical programs for the indications lupus nephritis, pemphigus vulgaris and myasthenia gravis. In 2006, we discontinued our myasthenia gravis development program. We are responsible for assembling the necessary materials from these programs for any filings made and Roche are responsible for submitting the applications to the relevant regulatory authorities. Roche will be the holder of any regulatory submissions and any resulting approvals.

Pursuant to our collaboration agreement with Roche we are entitled to a royalty based on an equal sharing of incremental net sales of CellCept in non-transplant indications above a negotiated baseline less a distribution fee, payable on a quarterly basis. This baseline is subject to an annual price index adjustment and Roche and Aspreva agreed that the baseline for 2006 would be Swiss Francs (CHF) 130.5 million, excluding, for the time being, Japan as a licensed territory under the agreement.

We use a proprietary methodology for tracking sales of CellCept. This enables Roche and Aspreva to determine the portion of Roche's net sales attributable to the use of CellCept in non-transplant indications. We and Roche have agreed that autoimmune sales are considered the equivalent of non-transplant sales for the purposes of our agreement. We have the right to audit Roche's calculations of the net sales of CellCept attributable to non-transplant sales, including all data used in the sales tracking methodology, on an annual basis. We also rely on third party data providers, such as International Medical Statistics, or IMS, and the United Network for Organ Sharing to supplement our information regarding the sales tracking of CellCept in transplant and autoimmune diseases and to validate our market assumptions underlying our agreed upon tracking methodology.

If we and Roche receive regulatory approval for the use of CellCept in the treatment of any autoimmune indications, we will be obligated to commercialize CellCept for such indications pursuant to a jointly agreed commercialization plan with Roche. Following regulatory approval, we plan to field a small targeted sales force to conduct promotional detailing presentations to targeted physicians in the United States and in the major European markets, and to develop targeted marketing and advertising strategies and materials. We are reviewing various options regarding sales force deployment, including size, and will make a final decision based on a full analysis and agreement with our partners of the most appropriate deployment. We also plan to focus on medical education activities. Roche will conduct all manufacturing and distribution of CellCept. Roche will also continue to record all sales and will retain control over the pricing of CellCept.

Our collaboration agreement with Roche currently excludes Japan as a licensed territory and thus excludes that region from our revenue sharing arrangement. In April 2006, Aspreva entered into a non-binding collaboration agreement with Chugai Pharmaceuticals Co., Ltd., for the development of CellCept in Japan for certain autoimmune indications. If Chugai, with agreement from the Japanese regulatory authorities, determines to move forward with its proposed trial in 2007, we will complete the details of our agreement and provide an update at that time.

CellCept

CellCept is Roche's leading immunosuppressant, or "anti-rejection" drug. CellCept is used in combination with other immunosuppressive drugs, such as cyclosporine and corticosteroids, to prevent organ rejection in patients receiving heart, kidney and liver transplants.

CellCept is an orally delivered immunosuppressant agent which slows or halts immune system activity. When CellCept enters the body, it converts to its active form, mycophenolic acid, and prevents transplant rejection by blocking the proliferation and activation of T- and B-cells. T- and B-cell survival and proliferation depends on the ability of the cells to produce guanine nucleotides which are required for the synthesis of DNA for cell division and of RNA for gene expression during cell proliferation. By binding to the pathway where they replicate, mycophenolic acid inhibits the production of guanine nucleotides by T- and B-cells thereby blocking the proliferation of T-cells that directly attack the transplanted organ and also suppressing the production of antibodies to the transplanted organ. In addition, CellCept reduces the movement of other types of cells involved in immune attack on transplanted tissues from the blood vessels into those tissues. It should be noted that there are risk factors associated with the use of immunosuppressants such as CellCept, as disclosed on current product labelling. Since risk factors include an increased susceptibility to infection and the possible development of lymphoma, it is recommended that only physicians experienced in immunosuppressive therapy and management of renal, cardiac or hepatic transplant patients should use CellCept. In addition, patients receiving the drug should be managed in facilities equipped and staffed with adequate laboratory and supportive medical resources. The physician responsible for maintenance therapy should also have complete information necessary for the follow-up of the patient.

CellCept was first approved by the FDA in 1995 for use in combination therapy for the prevention of acute organ rejection in kidney transplantation and has since been approved worldwide for prevention of organ rejection in adult kidney, heart and liver transplantation. In some countries, it has also been approved for pediatric kidney transplantation. This therapeutic success represents over 10 years of clinical experience and patient benefits, including reduced toxicities and prolonged organ and patient survival. Over the last decade, CellCept has become one of the most widely studied immunosuppressants and third-party research is ongoing both in organ transplantation and related areas, such as autoimmune disease, to help provide clinical benefit to a wider range of patients. In July 2006, CellCept was approved for the treatment of lupus nephritis by the Drug Control Authority in Malaysia. Malaysia is the first country to have granted regulatory approval of CellCept in any autoimmune disease.

Roche owns the patents covering the composition matter of CellCept. The United States patent covering CellCept expires in May 2009. Counterparts of this patent expire in most European countries in late 2010, but in some instances (for example, Spain, Portugal, Greece and Romania) expire as early as December 2007. Roche patents covering the process for manufacture of CellCept expire in the United States in July 2012, and in most other countries in July 2013.

Clinical Development Program

We currently have two clinical development programs underway to evaluate CellCept in the treatment of the autoimmune diseases: lupus nephritis and pemphigus vulgaris. In October 2006, we completed a third development program for the treatment of myasthenia gravis. Based on the preliminary results of our myasthenia gravis trial, we do not intend to continue any further development of CellCept in the treatment of myasthenia gravis.

Our clinical programs have been designed, in accordance with our discussions with the FDA, to utilize portions of existing clinical data provided by investigator initiated trials, or IITs. We expect to use the results of an IIT conducted by Dr. Ellen Ginzler of State University of New York, or SUNY Downstate Medical Center in Brooklyn, New York, to support our supplemental new drug application, or sNDA, with the FDA for the use of CellCept in the treatment of lupus nephritis. The results of Dr. Ginzler's study (as published in the November 24, 2005 issue of the *New England Journal of Medicine*) are supportive of the potential efficacy and safety of CellCept in the induction phase of lupus nephritis, adding to the existing body of data that supports the potential benefit of CellCept in the treatment of lupus nephritis. It is important to note that CellCept is not currently approved by the FDA for use in any autoimmune indications.

Although the results of Dr. Ginzler's study are encouraging, a separate prospective, adequate and well-controlled study such as our international phase III lupus nephritis study is necessary to provide substantive evidence of the potential safety and efficacy of CellCept in patients with lupus nephritis.

Lupus Nephritis

Systemic lupus erythematosus, commonly referred to as lupus, is a complex autoimmune disease affecting numerous organs and tissues. The immune system, which typically fights off viruses and bacteria, loses the ability to differentiate between foreign substances, or antigens, and its own cells and tissues. The involvement of the kidney, known as lupus nephritis, is considered to be the most serious manifestation of lupus. From our analysis of various sources of data, we also estimate that there are about 600,000 diagnosed lupus nephritis patients worldwide.

The Lupus Foundation of America estimates that between 500,000 and 1.5 million Americans have lupus. This wide range demonstrates the challenge that exists when trying to determine the true prevalence of less common diseases such as lupus. Our analysis shows that there are currently about 600,000 patients being treated for lupus in the U.S. health care system. Since clinicians estimate that one third to one half of all lupus patients have lupus nephritis, it is projected that this disease affects at least 200,000 Americans. Based on data from third-party data providers such as IMS Health, we estimate that approximately 13.5% of lupus nephritis patients in the U.S. are being treated with CellCept. Neither we nor Roche market CellCept for the treatment of any autoimmune disease and the FDA has not approved the use of CellCept for the treatment of any autoimmune disease.

2006 Clinical and Regulatory Progress

In July 2005, we initiated enrolment of patients with biopsy-proven lupus nephritis into our two phase, international phase III trial comparing CellCept to the current standard of care for inducing treatment response and maintaining remission in patients suffering from lupus nephritis.

The open-label induction phase was designed as a 24-week study comparing CellCept to cyclophosphamide, the current standard of care for inducing treatment response in patients with lupus nephritis. In September 2006, we announced the completion of patient enrolment into this phase of the study, reaching total enrolment of 371 patients. We plan to complete the induction phase of this trial, and achieve data lock in the second quarter of 2007. We expect, if the data is supportive, to file regulatory submissions, including an sNDA with the FDA, as well as appropriate filings with the European Union and Canadian regulatory authorities, in the fourth quarter of 2007.

Patients who successfully complete the induction phase, and who are eligible, will be re-randomized into the blinded maintenance phase of our trial comparing CellCept to azathioprine in maintaining remission and renal function in subjects with lupus nephritis. Enrolment for the maintenance phase is continuing and is expected to be complete by the second quarter of 2007. The maintenance phase of this study could continue for as many as 36 months.

Pemphigus Vulgaris

Pemphigus vulgaris is a rare dermatological autoimmune disease that, according to the International Pemphigus Foundation, affects approximately 40,000 people worldwide. Symptoms include painful and life-threatening blistering of the skin and mucous membranes which can cover much of the body.

2006 Clinical and Regulatory Progress

In March 2006, we completed enrollment of 77 patients in our international phase III trial of CellCept in the treatment of pemphigus vulgaris. In this trial, CellCept is compared to placebo with both groups receiving corticosteroids as background therapy. The trial is a randomized, double-blind, placebo controlled comparison study of CellCept and placebo and is designed to investigate the efficacy and safety of CellCept for patients with pemphigus vulgaris over a treatment period of 52 weeks. The primary end points encompass both minimal disease activity, defined as no new persistent lesions, together with a low steroid dose.

In June 2006, we received orphan drug designation with the FDA for CellCept in the treatment of pemphigus vulgaris. In the third quarter of 2006, based on discussions with the FDA, we amended the protocol to increase the statistical power of the study by 15 patients. As a result, we re-opened enrollment with a revised target of 92 patients, 15 more than the 77 already enrolled. We now expect to complete the trial during 2008 and our goal is to file an sNDA with the FDA, as well as appropriate filings with the European Union and Canadian regulatory authorities, by the end of 2008.

Myasthenia Gravis

Myasthenia gravis is a debilitating, chronic autoimmune neuromuscular disease in which the body produces auto antibodies which prevent the nerves from sending messages to the muscles. According to the Myasthenia Gravis Foundation, myasthenia gravis affects approximately 70,000 to 100,000 people worldwide, including approximately 36,000 people in the United States.

2006 Clinical and Regulatory Progress

On October 26, 2006, we announced preliminary results of our analysis of the data from our myasthenia gravis study. While we continue to believe that the study design, sample size, choice of efficacy endpoints, requirements for background therapy and dose of CellCept were sufficient to demonstrate a treatment effect, the study failed to demonstrate a treatment difference between 36 weeks of treatment with CellCept and placebo in patients with mild to moderate myasthenia gravis on background oral corticosteroids and cholinesterase inhibitors. CellCept is well tolerated in this patient population and the safety profile is consistent with what we would expect. There is no evidence that CellCept worsened symptoms of myasthenia gravis and approximately 45% of patients were able to achieve the target endpoint of minimal myasthenia gravis symptoms and low prednisone and cholinesterase inhibitor doses; however, this percentage of patients was no different from the control arm. In fact, the results of our trial are consistent with the results of our preliminary analysis of the 80 patient investigator initiated trial for myasthenia gravis led by Dr. Donald Sanders of Duke University with The Muscle Study Group, a consortium of academic centers. We had intended to use the clinical data from Dr. Sanders' trial to support our application for the use of CellCept in the treatment of myasthenia gravis; however, because of the results of these two studies, we do not intend to conduct further studies of CellCept in myasthenia gravis.

Preliminary Studies

Based on our analysis of existing clinical trial and scientific data, we believe that CellCept has the potential to be effective in treating other autoimmune diseases. We are supporting the study of some of these diseases such as cardiovascular disease in lupus patients and multiple sclerosis through IITs. These trials help to answer key clinical questions regarding CellCept's potential ability to help these patients and provide scientific evidence to support physicians' management of patients suffering with these debilitating conditions. In addition, this early stage research provides us with valuable data to help determine if there is a business case for continuing further clinical development.

Commercialization

We intend to design our future commercialization activities to comply with the laws and regulations enforced by applicable regulatory authorities. Our overall commercialization strategy is to target a small subset of specialty physicians who treat a majority of patients with the greatest underserved medical needs.

Prior to regulatory approval of CellCept for any autoimmune indications, we are conducting extensive market research regarding specialty physician prescribing practices and product positioning, and will undertake a market preparation program. We currently are fielding a team of medical liaison specialists and other medical professionals whose primary role is to help us identify knowledge gaps in the treatment of lupus nephritis and in the potential use of CellCept and to assist us in our clinical development planning. We currently have 12 such field based medical advisors deployed in the U.S. and major EU markets.

Although CellCept is currently approved in Malaysia for the treatment of lupus nephritis, we do not currently have an approved drug in any other market.

Government Regulation

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labelling, storage, record keeping, approval, advertising and promotion, and export and import of pharmaceutical products such as those we are developing.

United States Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and the agency's implementing regulations. If we fail to comply with the applicable United States requirements at any time during the product development process, clinical testing, the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA's refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency enforcement action could have a material adverse effect on us.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

- completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies all performed in accordance with the FDA's good laboratory practice regulations;
- submission to the FDA of an investigational new drug application, or IND,which must become effective before human clinical trials may begin;
- performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;
- submission to the FDA of a New Drug Application, or NDA;
- satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice regulations; and
- FDA review and approval of the NDA before any commercial marketing, sale or shipment of the product.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for a CellCept autoimmune indication, or for that matter approvals of any product we develop, will be granted on a timely basis, if at all.

Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trials can begin. Submission of an IND may result in the FDA not allowing the trials to commence or not allowing the trial to commence on the terms originally specified in the IND. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development, and the FDA must grant permission, either explicitly or implicitly (by not objecting), before each clinical trial can begin.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. An independent Institutional Review Board, or IRB, for each medical center proposing to conduct a clinical trial must also review and approve a plan for any clinical trial before it can begin at that center and the IRB must monitor the study until it is completed. The FDA, the IRB or the sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the subjects are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive good clinical practice requirements and the requirements for informed consent.

Clinical Trials. For the purposes of NDA submission and approval, clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined.

- Phase I studies are initially conducted with relatively few subjects to test the drug candidate for safety, dosage tolerance, absorption, metabolism, distribution and excretion in healthy humans, or, on occasion, in patients to gain an early indication of its effectiveness.
- Phase II studies are generally conducted with a relatively small number of subjects to:
  - evaluate dosage tolerance and appropriate dosage;
  - identify possible adverse effects and safety risks; and
  - evaluate preliminarily the efficacy of the drug for specific indications in patients with the disease or condition under study.
- Phase III studies, commonly referred to as pivotal studies, are typically conducted when phase II clinical trials demonstrate that a dose range of the drug candidate is effective and has an acceptable safety profile. Phase III clinical trials are undertaken with large numbers of patients (several hundred to several thousand) to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites.
- Phase IV post-approval studies, to further assess the drug's safety and effectiveness, are sometimes required by the FDA as a condition of approval.

Our phase I, phase II and phase III testing may not be completed successfully within any specified period, if at all. The commencement and completion of our clinical trials could be delayed or prevented by several factors, including:

- delays in obtaining regulatory approvals to commence or continue a study;
- delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;
- insufficient quantities of the study drug;
- slower than expected rates of patient recruitment and enrollment or the inability to reach full enrollment;
- inconclusive or negative interim results during clinical trials, including lack of effectiveness or unforeseen safety issues;
- death of, or serious adverse effects experienced by, one or more patients during a clinical trial for reasons not related to the study drug, including the advanced stage of the patient's disease or medical condition;
- uncertain dosing issues;
- inability to monitor patients adequately during and after treatment;
- inability or unwillingness of contract laboratories to follow good laboratory practice regulations;

- inability or unwillingness of clinical investigators to follow our clinical protocols or good clinical practice requirements generally; and
- inability or unwillingness of other third-parties to perform data collection and analysis in a timely or accurate manner.

We do not know whether planned clinical trials will begin on time, will need to be restructured or will be completed on schedule, if at all. We may not be able to enroll and retain sufficient patients to complete our trials in a timely manner or at all. The indications for which we are conducting or plan to conduct trials have relatively small patient populations, as a result, patient enrollment may be time consuming and may require us to open a large number of sites. Significant delays in clinical trials could significantly increase our development costs and extend our development timeline, which would impede our ability to commercialize drug candidates and generate revenue.

In addition, the favorable results in earlier stage clinical trials do not ensure that the results of late stage trials will be favorable or that they will be adequate to demonstrate the safety and efficacy of the drug candidate or to support an approval application. Furthermore, the FDA, IRB or sponsor may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

New Drug Application. The results of the preclinical testing and of the clinical trials, together with other detailed information, including extensive manufacturing information and information on the composition of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more specified indications. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use.

Once the NDA submission has been accepted for filing, by law the FDA has 180 days to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The FDA may deny approval of an NDA if the applicable statutory and regulatory criteria are not satisfied, or it may require additional clinical data or an additional phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret data. Once the FDA approves an NDA or supplement thereto, the FDA may withdraw the approval if ongoing regulatory requirements are not met or if safety problems are identified after the drug reaches the market. Where a withdrawal may not be appropriate, the FDA still may seize existing inventory of such product or require a recall of any product already on the market or require label changes. In addition, the FDA may require testing, including phase IV clinical trials, risk minimization action plans, and surveillance programs to monitor the effect of approved products, which have been commercialized. The FDA has the authority to prevent or limit further marketing of a drug based on the results of these post-marketing programs.

Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labelling. Changes to some of the conditions established in an approved application, including changes in indications, labelling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or a supplement to the existing NDA. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs. We intend to prepare for filing by Roche NDA supplements for CellCept for all of our indications currently under development.

Before approving an application, the FDA will inspect the facility or the facilities at which the finished drug product (and sometimes the active drug ingredient) is manufactured, and will not approve the product unless current good manufacturing practice compliance is satisfactory. The FDA may also inspect the clinical sites at which the trials were conducted to assess their compliance, and will not approve the product unless compliance with good clinical practice requirements is satisfactory. If the FDA concludes that the application demonstrates that the product is safe and effective for the proposed indication, and that the manufacturing process and the manufacturing facilities are acceptable, the FDA will issue an approval letter. If the FDA concludes that the application, manufacturing process or manufacturing facilities are not acceptable, the FDA will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the statutory and regulatory criteria for approval and may deny the application, limit the indication for which the drug is approved, add new warnings, precautions, or Adverse Reactions to the final labelling, or require additional post-approval testing. The FDA does not require reinspection of a manufacturing facility for compliance with current good manufacturing practice prior to approval of a new indication for an approved drug, provided there is no change to the drug from a chemical, manufacturing and control perspective, as in the case of our CellCept projects.

The testing and approval processes require substantial time, effort, and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all. Even if we believe that a clinical trial has demonstrated safety and efficacy of one of our products for the treatment of a disease, the results may not be satisfactory to the FDA. Preclinical and clinical data may be interpreted by the FDA in different ways, which could delay, limit or prevent regulatory approval. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing products. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, certain changes to the approved product, such as adding new indications, manufacturing changes, or additional labelling claims are subject to further FDA review and approval. Depending on the nature of the change proposed, an NDA supplement must be filed and approved before the change may be implemented. For many proposed post-approval changes to an NDA, including the new indications we are pursuing for CellCept, the FDA has up to 180 days to review the application. As with new NDAs, the review process is often significantly extended by FDA requests for additional information or clarification.

If regulatory approval of a product or new indication for an existing product is obtained, we (and our partners) will be required to comply with a number of post-approval requirements. We (and our partners) also will be required to comply with other regulatory requirements, including current good manufacturing practice regulations and adverse event reporting. Holders of an approved NDA are required to report certain adverse reactions and production problems, if any, to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labelling for their products. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including current good manufacturing practice regulations, which impose certain procedural and documentation requirements upon drug manufacturers. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality control to maintain compliance with current good manufacturing practice regulations and other regulatory requirements.

In the course of practicing medicine, physicians may prescribe legally available drugs for an indication that has not been approved by the FDA and which, therefore, is not described in the product's approved labelling - a so-called "off-label use." We are aware that some physicians are prescribing CellCept for the treatment of a variety of autoimmune diseases, including lupus nephritis, although neither we nor Roche market CellCept for the treatment of any autoimmune disease and the FDA has not approved the use of CellCept for the treatment of any autoimmune disease. The FDA does not regulate the behaviour of physicians in their choice of treatments. The FDA and other governmental agencies do, however, restrict communications on the subject of off-label use by a manufacturer or those acting on behalf of a manufacturer. Simply put, companies may not promote FDA-approved drugs for off-label uses. Accordingly, we may not market CellCept for an off-label use. However, the FDA and other governmental agencies do permit a manufacturer (and those acting on its behalf) to engage in some limited, non-misleading, non-promotional speech regarding unapproved products or indications. We believe that our pre-approval communications constitute lawful activities and we have policies and procedures in place to regulate them. We have implemented and will continue to implement policies and procedures to ensure that our pre-approval communications comply with applicable law. If such policies and procedures are inadequate or not adhered to, our pre-approval communications could result in violations of law which could harm our business. The FDA and other governmental agencies actively enforce laws and regulations prohibiting promotion of off-label uses and the promotion of products for which marketing clearance has not been obtained and may disagree that all of our communications comply with our restrictions on off-label promotion. The federal government has sought large civil fines and criminal penalties against manufacturers for alleged improper promotion, and the FDA has enjoined numerous companies from engaging in off-label promotion.

We engage in medical education activities that, if conducted in accordance with FDA guidelines, are excluded by the FDA from consideration as promotional activities and, therefore, excluded from scrutiny under the FDA's regulations governing off-label promotion. While we believe that we are currently in compliance with the FDA guidelines governing education activities and the FDA regulations prohibiting off-label promotion, the guidelines and regulations are subject to varying interpretations, which are evolving, and the FDA may disagree that all of our activities comply with applicable restrictions on pre-approval promotion. Failure to comply with these requirements in the past or with respect to future activities can result in enforcement action - including civil and criminal sanctions by the FDA and other federal and state governmental bodies, including the Department of Justice and the Office of the Inspector General of the Department of Health and Human Services - which would harm our business and could have a material adverse effect on our business, financial condition and profitability. Any such enforcement action might be directed at both our company and our pharmaceutical partner(s), which could have an additional chilling effect on our ability to enter into new relationships with pharmaceutical companies.

Further, our agreement with Roche, and likely future agreements with other pharmaceutical companies, contains provisions requiring us to comply with applicable laws and regulations, including the FDA's restriction on the promotion of off-label uses. Accordingly, if it were determined that we violated the FDA's rules governing off-label promotion in connection with our educational or, in the future, marketing efforts, we might be found to be in material breach of our agreement. If we failed to cure the breach, we might lose our rights to CellCept under the agreement.

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA or supplement thereto. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. Generally, the first developer that receives FDA orphan drug designation and subsequently receives FDA approval of a drug for the disease for which it has such designation, is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances. In June 2006, the FDA granted us orphan drug designation for CellCept's use in pemphigus vulgaris. In March 2006, Roche and Aspreva agreed not to pursue orphan drug designation for CellCept's use in lupus nephritis. We may not be granted orphan drug designation for additional diseases and we cannot guarantee that orphan drug exclusivity will provide us with a material commercial advantage. However, we believe that orphan drug designation and patient brand loyalty within the transplant and autoimmune disease markets will slow the rate of generic erosion for CellCept. Other companies have also sought orphan designation for their drugs for the same indications for which we intend to develop CellCept. We cannot be certain that these competitive products will not receive approval as orphan drugs before we do, which could adversely impact the marketing of our product.

International Regulation

In addition to being subject to the laws and regulations in the United States, we will be subject to a variety of laws and regulations in those other countries in which we seek to study and commercialize drug products, including CellCept. European and Canadian regulatory requirements and approval processes are similar in principle to those in the United States. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of the European Union, European countries, Canada and other countries before we can commence clinical trials or marketing of the product in those countries. The approval process may be longer or shorter than that required for FDA approval. The requirements governing pricing, reimbursement, clinical trials, and to a lesser extent, product licensing vary from country to country.

In the European Union, there are two ways that a company can obtain multi-state marketing authorization for a pharmaceutical product. The first route is the "centralized procedure." This procedure is compulsory for certain pharmaceutical products, in particular pharmaceutical products derived from biotechnology, but is also available for pharmaceutical products containing a new active substance or whose applications constitute a significant innovation. Under this procedure the applicant nominates a rapporteur, who is the co-ordinator for the evaluation of an application for marketing authorization, and co-rapporteur. A marketing authorization granted under the centralized procedure is valid in all Member States of the European Union. The second route to obtain marketing authorization in the European Union is the "mutual recognition procedure." Application is made in all the Member States in which the marketing of the product is sought but the applicant chooses one Member State to act as the "reference Member State" and to prepare an assessment report. Within 90 days of receipt of such report, each Member State applied to may object to the approval if it believes the product raises a potential serious risk to public health. If the Member States do not reach an agreement on whether the approval should be granted or rejected, the matter is referred to the European Union relevant authority whose opinion is then forwarded to the European Commission. The European Commission makes the ultimate decision, which in most cases follows the European Union relevant authority's opinion.

To obtain marketing approval in Canada, we must provide Canada's Therapeutic Products Directorate with clinical data that demonstrate safety and efficacy for the new indications in humans. The data is provided in a new drug submission or in a supplemental new drug submission. We cannot market CellCept for the new indications in Canada until a supplemental new drug submission is approved by the Therapeutic Products Directorate. If the Therapeutic Products Directorate approves a supplemental new drug submission, the Therapeutic Products Directorate issues a marketing approval, known as a notice of compliance, for the new indications.

Third-Party Reimbursement and Pricing Controls

In the United States and elsewhere, sales of pharmaceutical products depend in significant part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services and shifting more of the cost of pharmaceutical products, particularly those deemed not to be cost-effective, to consumers. It will be time consuming and expensive for us to go through the process of seeking reimbursement from Medicare and private payors. Recent legislation also will reduce payments for pharmaceuticals made available to consumers eligible for safety-net coverage under Medicaid. CellCept or other products from which we may receive revenue in the future may not be considered cost-effective, and reimbursement may not be available or sufficient to allow these products to be sold on a competitive and profitable basis.

In many foreign markets, including the countries in the European Union and Canada, pricing of pharmaceutical products, in particular reimbursed products, is subject to governmental control. In the European Union, a product must receive specific country pricing approval in order to be reimbursed in that country. The pricing approval in the Member States of the European Union can take many months, and sometimes years, to obtain. In Canada, pricing must be approved by the Patented Medicine Prices Review Board, government and third-party payors. In addition, the provincial governments have the authority to assess the reimbursement status, if any, and the pricing of newly approved drugs, pharmaceutical products and pharmaceutical product indications. Obtaining price approval from the Patented Medicine Prices Review Board and provincial governments can take six to twelve months or longer after the receipt of the notice of compliance.

In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing control. The adoption of such proposals could harm our business and financial condition.

Anti-Kickback and False Claims Laws

In the United States, we are subject to various federal and state laws pertaining to healthcare "fraud and abuse," including anti-kickback and false claims laws. The federal Anti-Kickback Law makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, offer, receive or pay any remuneration, directly or indirectly, in exchange for, or to induce, the referral of business, including the purchase, order or prescription of a particular drug, for which payment may be made under federal healthcare programs such as Medicare and Medicaid. The federal government has issued regulations, commonly known as safe harbors, that set forth certain provisions which, if fully met, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Law. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Law, the failure of a transaction or arrangement to fit within a specific safe harbour does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Law will be pursued. Violations of the law are punishable by up to five years in prison, criminal fines, administrative civil money penalties, and exclusion from participation in federal healthcare programs. In addition, many states have adopted laws similar to the federal Anti-Kickback Law. Some of these state prohibitions apply to referral of patients for healthcare services reimbursed by any source, not only the Medicare and Medicaid programs. Due to the breadth of these laws, and the potential for additional legal or regulatory change addressing some of our practices, it is possible that our current education practices or future sales and marketing practices or our relationships with physicians might be challenged under anti-kickback laws, which could harm us. In anticipation of commercializing a product or products which may be reimbursed under a federal healthcare program and other governmental healthcare programs, we are in the process of developing a comprehensive compliance program that will seek to establish internal controls to facilitate adherence to the rules and program requirements to which we may be or may become subject.

False claims laws prohibit anyone from knowingly presenting, or causing to be presented, for payment to third-party payors (including Medicare and Medicaid) claims for reimbursed items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of Medicaid rebate information and other information affecting federal, state and third-party reimbursement of our products, and the sale and marketing of our products, are subject to scrutiny under these laws. In addition, pharmaceutical companies have been prosecuted under the federal False Claims Act in connection with their off-label promotion of drugs. Suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individuals (known as "relators" or, more commonly, as "whistleblowers") may share in the amounts paid by the entity to the government in fines or settlement. Penalties for a violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. In addition, certain states have enacted laws modelled after the federal False Claims Act. If the government were to allege that we were or our partners were, or convict us or our partners of, violating these false claims laws, we could be harmed, be subject to a substantial fine and suffer a decline in our stock price.

Manufacturing and Supply

Roche is responsible for manufacturing CellCept. We do not currently operate manufacturing facilities for clinical or commercial production, as our business model is to rely on and leverage the manufacturing and distribution infrastructure of our collaborators and third party contract manufacturers. However, we do outsource the manufacturing of supply for some clinical trials to third parties other than Roche, subject to approval from Roche and the FDA. Future collaborations may however require us to establish our own manufacturing facilities. Manufacture of pharmaceuticals is subject to extensive current good manufacturing practice regulations, which impose various procedural and documentation requirements and govern all areas of record keeping, production processes and controls, personnel and quality control. The FDA enforces the current good manufacturing practice requirements through periodic, unannounced inspections of registered manufacturing facilities. Future FDA inspections may identify compliance issues at our facilities or at the facilities of our licensors or contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product or the failure to comply with current good manufacturing practice regulations or other regulatory requirements may result in restrictions on a product, manufacturer, or holder of an approved NDA, including interruption or discontinuation of production, cost increases, criminal or civil penalty, withdrawal or recall of the product from the market or other voluntary or FDA-mandated action that could delay or prevent further marketing. Also, new government requirements may be established that could delay or prevent regulatory approval of products under development. Because we will depend on our partners and other third parties to conduct manufacturing operations, we have limited ability to control these activities, all of which are fundamental to our business and potential success.

Competition

General

The development and commercialization of new drugs is intensely competitive. There are no barriers prohibiting other companies from adopting an indication partnering business model. We compete for product candidates as well as for highly experienced personnel and resources. In general, the acquisition or licensing of pharmaceutical products is very competitive, and a number of more established companies, including specialty pharmaceutical and biotechnology companies worldwide, have acknowledged strategies to license or acquire product rights. These companies may have competitive advantages due to their size, financial resources and institutional experience, as may other emerging companies taking similar or different approaches to product acquisitions and indication partnering.

Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated in our competitors. Competition may increase further as a result of greater availability of capital for investment in these fields. Our ability to compete successfully will be based in part on our ability to:

- identify marketed products or products in development that have strong potential for utility outside their core indications for which they have been approved or are in development;
- successfully negotiate partnering and collaborative agreements with partners;
- attract and retain qualified scientific, medical, product development, pharmaceutical marketing and regulatory personnel that integrate well with our collaborators;
- actively and effectively manage a portfolio of products in development and commercialization;
- obtain regulatory approvals for the indications we seek to develop with our partners; and
- build and sustain a specialized field sales force.

CellCept

In the transplant market, CellCept currently competes with Myfortic, which is marketed by Novartis. Myfortic is approved only for the prevention of kidney rejection. If additional indications are approved for CellCept, Novartis may choose to compete in these markets by also pursuing clinical trials and regulatory approvals in autoimmune indications. If approved, CellCept will compete with immunosuppressants, the current standard of care for the treatment of autoimmune diseases, such as steroids and cytotoxic agents, including cyclophosophamide, cyclosporine and azathioprine. In addition, we are aware that the following companies have products in development or on the market that may be competitive with CellCept in lupus nephritis: La Jolla Pharmaceuticals Co., Prometheus Laboratories, Inc., Human Genome Sciences Inc., Genelabs Technologies Inc., Genentech Inc., Teva Pharmaceuticals Ltd., Novartis AG and Bristol Myers Squibb Co. To our knowledge, two companies are developing potential therapies for pemphigus vulgaris: Alexion Antibody Technologies, Inc. and Peptimmune, Inc. The resources of these companies vary with some having substantially greater financial and other resources than we do.

Third Party Contracts

Roche Agreement

In July 2003, through our subsidiary Aspreva Pharmaceuticals S.A., we entered into an agreement with Roche under which we acquired certain rights relating to Roche's transplant drug CellCept. CellCept is currently approved in the United States for the prevention of organ rejection in kidney, heart, and liver transplants. Under our agreement with Roche, we have the exclusive right to develop and, upon regulatory approval, promote CellCept for the treatment of autoimmune diseases throughout the world, except for Japan. This development and promotion right also extends to any prescription pharmaceutical product having the same active ingredient as CellCept (or any salt, ester, or metabolite thereof), in all forms or formulations for which Roche seeks regulatory approval.

The agreement establishes a joint committee consisting of representatives from both parties that will operate by consensus to oversee our development and promotional activities in the autoimmune field. In the event that this joint committee is unable to reach consensus on an issue, the dispute will be escalated to the senior management of the parties. Unless and until senior management reaches agreement on such dispute, neither party will have the right to implement any changes to the status quo that would result from resolution of such matter.

Under our agreement with Roche, we are obligated to conduct clinical development in autoimmune indications pursuant to a development plan approved on an annual basis by the joint committee. We are responsible for conducting (or having conducted) the clinical trials specified in the development plan and for preparing all regulatory filings in connection with these trials. Subject to Roche's approval of any regulatory filings that we prepare, Roche will submit these filings, in its own name, to the proper regulatory authorities. Roche will own any resulting regulatory approvals. Roche will be responsible for reporting all adverse events relating to CellCept to appropriate authorities, and Roche retains control over the global safety database for CellCept. Subject to certain limits, Roche will supply CellCept and placebo for our development efforts at a price equal to Roche's fully burdened manufacturing cost.

Our commercialization of CellCept for use in the treatment of autoimmune diseases is to be conducted pursuant to a commercialization plan approved on an annual basis by the joint committee within 12 months of regulatory approval. We are responsible for the marketing and advertising of CellCept in accordance with the commercialization plan (including the development of advertising and promotional materials) and for fielding a sales promotion force that will make detailing presentations to prescribing physicians. The commercialization plan will establish minimums as to size of sales promotion force with respect to these detailing presentations. In accordance with our agreement with Roche, we implemented a call center for providing medical information services in autoimmune disease to respond to unsolicited requests for information. In addition, we are responsible for establishing phase IV registries if required to do so by regulatory authorities. Roche will continue to take orders for, invoice, and book all sales of CellCept and will continue to be responsible for the manufacture and distribution of CellCept for all uses. Roche will set the selling prices for CellCept in all dosages and formulations as well as any applicable credit terms and return policies.

We are not obligated to make any upfront, milestone, or royalty payments to Roche under the agreement. However, we are solely responsible for all costs and expenses that we incur in developing and commercializing CellCept in autoimmune diseases.

In consideration for our efforts, under our agreement, we are entitled to receive, on a quarterly basis, a royalty equivalent to an equal share of Roche's quarterly net sales allocable to increased use of CellCept for the treatment of autoimmune diseases. In order to determine which portion of Roche's net sales is allocable to such increased autoimmune use, the following three amounts are subtracted from Roche's aggregate net sales for the applicable quarter: (a) the amount of such net sales that are attributable to use of CellCept in transplant indications; (b) a quarterly baseline amount; and (c) distribution charges, fixed at a mid-single digit percentage of net sales for the duration of the contract. For the purpose of these calculations, all values representing sales of CellCept are to be denominated in Swiss Francs, and all sales made in other currencies are to be converted into Swiss Francs in accordance with Roche's standard practices at the time of sale. The agreement contemplates possible adjustment of the baseline dollar value in the event of changes in the average unit selling price of CellCept, withdrawals and recalls of CellCept from particular markets, or our termination of the agreement with respect to one or more particular countries but not the entirety of the territory we have been licensed. Adjustments upward to the baseline are subject to a cap of approximately 130% of the initially negotiated baseline. Beginning April 2005, our royalty commenced based upon the net sales of CellCept for non-transplant indications above our negotiated baseline.

The parties apply a proprietary sales tracking methodology to data collected during the year in order to calculate Roche's transplant sales. This sales tracking methodology consists of two primary elements: a "bottoms up" detailed analysis of sales in the United States and the five major European market countries (Italy, Germany, France, U.K. and Spain), and a model for extrapolating sales in all other countries based upon performance in those major market countries. Data for these analyses are derived from multiple sources, including patient-level audits of all transplant medicines to capture patient market share by transplant medicines, data from national transplant patient registries such as United Network for Organ Sharing, qualitative and quantitative market research, and supplemented comprehensive third party data used to validate market assumptions. Changes to this sales tracking methodology require approval of the joint committee. We and Roche each have the right at our own expense, to propose modifications to our agreed upon sales tracking methodology at any time to the joint committee to enhance the validity or reliability of that methodology. In that event the joint committee is obligated to review any proposal in good faith, with the overriding obligation to ensure fair and accurate compensation to each party by tracking as accurately as reasonably possible, purchases of CellCept in the respective indications, balancing the desirability of increased accuracy against the costs of obtaining such accuracy.

Absent early termination for the reasons set forth below, revenue sharing under the agreement will continue until the end of 2017, after which time we will receive a reduced royalty on net sales of CellCept for three years. Either party may terminate the agreement early if tracked CellCept sales for non-transplant indications are less than the baseline amount over four consecutive quarters or if CellCept is withdrawn or recalled from the market. In addition, we may terminate the agreement, at our discretion, on a country-by-country basis, upon advance notice to Roche. In the event that either party commits an uncured material breach of the agreement, the other party will have no express right to terminate the agreement but may seek remedies through a dispute resolution procedure involving arbitration.

We own any inventions related to CellCept that are invented solely by our employees as a result of our activities under the agreement. CellCept inventions that are invented jointly by us and by Roche will be jointly owned by us and Roche, as will any associated patents. The parties' rights and obligations with respect to the prosecution, maintenance, and enforcement of such jointly owned patents will be determined by the joint committee. We and Roche have agreed to a set of procedures to address third party infringement of certain of our or Roche's patents relating to CellCept. Roche has the first right to bring an infringement action under these patents, and we have the right to share in any monetary awards obtained by Roche as a result. If Roche elects not to bring an infringement action under these patents, we have the option to do so ourselves, and Roche will share in any monetary awards obtained by us as a result. In the event of a claim that our or Roche's activities under the agreement infringe the intellectual property rights of a third party, Roche is obligated to indemnify us against such claim, but only if such claim is not based solely on the use of CellCept for the treatment of autoimmune diseases. In the case of an infringement claim that is based solely on the use of CellCept for the treatment of autoimmune diseases, Roche will be entitled to offset a substantial portion of its costs of defending such claim against payments due to us under the Agreement.

Roche retains ownership of the CellCept trademark and we possess a non-exclusive license to use this trademark in connection with the promotion and detailing of CellCept for use in autoimmune indications.

Subject to specified exceptions, Roche is obligated to indemnify us against claims arising from the sale of CellCept or failure of CellCept to comply with applicable specifications, certain claims involving Roche's distributors, and certain third party personal injury or economic loss relating to CellCept. Excluded from this indemnity are certain economic losses relating to product labelling or marketing material with respect to use of CellCept in the autoimmune field, which the parties will share. We will be permitted to offset our share of these losses against payments due to us under the agreement. Each party also has an indemnification obligation to the other with respect to certain claims arising from such party's negligence or willful misconduct, breach of the agreement or violation of applicable law, or statements that made by such party that are inconsistent with CellCept marketing materials.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. As for the pharmaceutical products we develop and commercialize, as a normal course of business, we intend to pursue composition of matter patents, where possible, and dosage and formulation patents, as well as both method and use patents on novel indications for known compounds, either alone or jointly with our collaborators, as our collaboration agreements dictate. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

We have the exclusive rights from Roche to develop and promote CellCept in the field of autoimmune disease in all countries other than Japan. Roche owns the patents covering the composition of matter of CellCept. The United States patent covering CellCept expires in May 2009. Counterparts of this patent expire in most European countries in late 2010, but in some instances (for example, Spain, Portugal, Greece and Romania) expire as early as December 2007. Roche patents covering the process for manufacture of CellCept expire in the United States in July 2012, and in most other countries in July 2013. We and Roche expect that following expiration of all these patents competitors may manufacture and sell generic versions of CellCept, at a lower price, which would reduce CellCept's revenues. In certain jurisdictions, including most Canadian provinces, legislation mandates generic substitution for brand name drugs. If competitors devise a means to manufacture CellCept which does not infringe Roche's patents covering the process for manufacture, competitors may seek to sell generic versions of CellCept upon expiration of the composition of matter patents, which occurs in some countries as early as December 2007.

The patent positions of biotechnology and pharmaceutical products like those we intend to develop and commercialize are generally uncertain and involve complex legal and factual questions. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Our ability to maintain and solidify our proprietary position for our products will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications that we may file or license will result in the issuance of any patents. The issued patents that we have licensed and those that we may license in the future, or that we may own, may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop and commercialize similar products or duplicate our business model and strategy. Because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

In addition to patents, we rely on trade secrets to protect our business model and approach, especially where patent protection is believed not to be appropriate or obtainable. With respect to our proprietary process for evaluating clinical and scientific data and identifying drugs and drug candidates having potential application to our business, we possess trade secret and copyrights in the process, algorithms and user interfaces associated with the process. We also possess important trade secret information in the output of that proprietary process. However, trade secrets are difficult to protect. We attempt to protect our proprietary technology, in part, with appropriate agreements with our employees, consultants and collaborators. These agreements may not provide meaningful protection. Also, these agreements may be breached and we may not have an adequate remedy for any such breach. In addition, our trade secrets may become known or independently developed by a third party, or misused by any collaborator to whom we disclose such information.

Our commercial success will depend in part on not infringing proprietary rights of third parties. It is uncertain whether the issuance of any third party patent would require us to alter our development or commercial strategies, or our products or processes, obtain licenses or cease certain activities. Our breach of our license agreements or failure to obtain a license to technology that we may require to develop or commercialize our future products may have a material adverse impact on us. One or more third party patents or patent applications may conflict with patent applications to which we have rights. Any such conflict may substantially reduce the coverage of any rights that may issue from the patent applications to which we have rights. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the United States Patent and Trademark Office to determine priority of invention.

Scientific research has been conducted for many years in the areas in which we have focused our development efforts, which has resulted in third parties having a number of issued patents and pending patent applications. Patent applications in the United States and elsewhere are published only after 18 months from the priority date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to products similar to CellCept and any future products may have already been filed by others without our knowledge.

Under our agreement with Roche, we received a non-exclusive license to use the CellCept trademark and all other related trademarks in connection with the promotion and detailing of CellCept for use in autoimmune indications. Roche has retained ownership of the CellCept trademark worldwide.

Employees

As of December 31, 2006, we had 133 full time employees, of whom 55 were engaged in clinical, regulatory affairs and business development, 34 were engaged in commercial planning, market research and medical education, and 44 were engaged in administration and finance. All of our employees have entered into non-disclosure agreements with us regarding our intellectual property, trade secrets and other confidential information. None of our employees are represented by a labor union or covered by a collective bargaining agreement, nor have we experienced any work stoppages. We believe that we maintain satisfactory relations with our employees. If we receive regulatory approval to market CellCept for any of our target indications, we intend to develop a sales promotion force, which would significantly increase the number of our employees.

Executive Officers of the Registrant

The following table sets forth our executive officers their ages and the positions they hold as of January 31, 2007.

Name	Age	Position
Richard M. Glickman	48	Chief Executive Officer and Chairman
Noel F. Hall	45	President and Director
Bruce G. Cousins, C.A.	46	Chief Financial Officer and Executive Vice President
Charles F. Goulburn	45	Executive Vice President, Global Pharmaceutical Operations
Uzman Azam, M.D.	38	Executive Vice President, Clinical and Regulatory Affairs

Richard M. Glickman is a co-founder of Aspreva and has been our Chairman of the Board and Chief Executive Officer since January 2002. In 1990, Mr. Glickman co-founded Stressgen Biotechnologies Corporation, a biotechnology company, and served as its Chief Executive Officer until 2000. Since 2000, Mr. Glickman has served as the Chairman of the Board of Vigil Health Solutions Inc., a healthcare services company. Mr. Glickman holds a B.Sc. in Microbiology and Immunology from McGill University. Mr. Glickman resides in Sidney, British Columbia.

Noel F. Hall is a co-founder of Aspreva and has been our President and a member of our board of directors since January 2002. In 1995, Mr. Hall co-founded the life sciences practice of Hill and Knowlton, a consulting firm, and until 2002 served as head of global strategic planning for the firm's worldwide pharmaceutical consulting practice. From 1992 to 1995, Mr. Hall was Director of Corporate Affairs for the United Kingdom and Northern Europe for The Wellcome Foundation Ltd., now part of GlaxoSmithKline plc, a pharmaceutical company. From 1985 to 1990, Mr. Hall worked in market development with Abbott Laboratories Ltd., a pharmaceutical company. From 1983 to 1985, Mr. Hall was a regional sales manager with Leo Laboratories Ltd., a pharmaceutical company. Mr. Hall holds an M.L.S.O. from Paddington Technical College, University of Westminster. Mr. Hall resides in Victoria, British Columbia.

Bruce G. Cousins, C.A. has been our Chief Financial Officer since December 2004 and was appointed Executive Vice President in 2006. From March 2004 to December 2004, Mr. Cousins was our Vice President, Finance and Administration. From 1990 to 2004, Mr. Cousins served in various senior finance and operations positions at Johnson & Johnson, a pharmaceutical company, including World Wide Financial Director for Johnson & Johnson Wound Management. From 1987 to 1990, Mr. Cousins was an accountant with Deloitte & Touche LLP. Mr. Cousins is a Chartered Accountant. Mr. Cousins holds a B.Com. from McMaster University. Mr. Cousins resides in Victoria, British Columbia.

Charles F. Goulburn has been our Executive Vice President, Global Pharmaceutical operations since November 2006. From October 2004 to November 2006, Mr. Goulburn was our General Manager, U.S. Operations. From December 2002 to October 2004, Mr. Goulburn was Executive Director for the Migraine Franchise (U.S.) and Leader of the Migraine Worldwide Business Strategy Team for Merck & Co., a pharmaceutical company. From

September 1996 to September 2000, Mr. Goulburn worked at Warner Lambert / Parke-Davis in a number of progressively senior executive positions including Business Unit Director for Northern British Isles (Edinburgh, Scotland), General Manager - Nordic Region Consumer Products (Copenhagen, Denmark), Director of Strategic Planning and New Consumer Product Development (Freiburg, Germany) and Team Leader - U.S. Cough/Cold Franchise. Mr. Goulburn resides in Basking Ridge, New Jersey.

*Uzman Azam, M.D.*has been our Executive Vice President and Chief Medical Officer of Aspreva operations since January 2007. From April 2006 to January 2007, Dr. Azam was Vice President, Worldwide Clinical Development and Medical Affairs at Ethicon Inc., a medical devices company. From April 2004 to April 2006, Dr. Azam worked as Franchise Medical Leader in Reproductive Health & Urology Clinical Development at Johnson & Johnson Pharmaceutical Research & Development, a pharmaceutical company. From July 2002 to April 2004, Dr. Azam worked as Senior Director Cardiovascular & Urology Clinical Development & Medical Affairs North America at GlaxoSmithKline, a pharmaceutical company. Dr. Azam currently resides in Pennsylvania.

There are no family relationships between any of our executive officers or directors.

Financial Information by Business Segment and Geographic Data

We operate in one business segment, identifying, developing and commercializing existing drugs and drug candidates for new indications. In 2006 and 2005, our only revenue was from our collaboration agreement with Roche, which is based in Switzerland. We did not have any revenue in 2004. Substantially all our long lived assets are located in Canada and we have operations located in Canada, Switzerland, the United States and the United Kingdom.

Company Information

We were incorporated under the Canada Business Corporations Act on December 20, 2001 and were continued to the British Columbia Business Corporation Act on November 19, 2004. We have three wholly-owned subsidiaries: Aspreva Pharmaceuticals S.A., Aspreva Pharmaceuticals, Inc. and Aspreva Pharmaceuticals Ltd. Aspreva Pharmaceuticals S.A. was incorporated under the laws of Switzerland on July 16, 2003 and is the corporate entity through which we collaborate with Roche. Aspreva Pharmaceuticals, Inc. was incorporated under the laws of the State of Delaware on September 9, 2004, and is the entity through which we conduct marketing and service functions in the United States. Aspreva Pharmaceuticals Ltd. was incorporated under the laws of England and Wales on March 29, 2005 and is the entity through which we conduct marketing and service functions in Europe.

Our principal place of business is at 1203 - 4464 Markham Street, Victoria, British Columbia, V8Z 7X8. Our telephone number is (250) 744-2488 and our facsimile number is (250) 744-2498. Our registered office is at c/o Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3. The phone number for our registered office is (604) 684-9151, and the facsimile number is (604) 661-9349. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011. The phone number for CT Corporation System is (212) 894-8940. We also maintain a website at *www.aspreva.com.* The information contained in, or that can be assessed through our website, is not a part of this Annual Report of Form 10-K.

Our principal legal advisor in Canada is Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3, and our principal legal advisor in the United States is Cooley Godward Kronish LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California 94306. Since our inception, our independent registered public accounting firm has been Ernst & Young LLP, 23rd Floor, 700 West Georgia Street, Vancouver, British Columbia V7Y 1C7.

Available Information

We make available free of charge through our Internet website, www.aspreva.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 1A. Risk Factors.

Risks Related to Our Business

We anticipate that substantially all of our revenue for the foreseeable future will be from royalties based on sales of CellCept and we may not be able to sustain our profitability.

Our operating results may fluctuate from period to period for a number of reasons. In budgeting our operating expenses, some of which are fixed in the short term, we assume that revenues will continue to grow. Even a relatively small revenue shortfall or a small increase in operating expenses may cause our results to be below expectations. A revenue shortfall or increase in operating expenses could arise from any number of factors including:

- lower than expected revenues on commercial sales of CellCept;
- higher than expected operating expenses as we further develop CellCept for autoimmune indications, seek additional collaborations and operate as a public company;
- higher than expected levels of marketing expenses and the expenses of potentially launching CellCept and any future products for our targeted indications; and
- fluctuations in currency exchange rates.

We anticipate that substantially all of our revenue for the foreseeable future will be from royalties based on sales of CellCept pursuant to our agreement with Roche. Our revenue is dependent on Roche and our mutual ability to track product sales arising from the use of CellCept by transplant patients. The methodology for accurately tracking sales of CellCept that has been agreed to may be a source of dispute with Roche, which may negatively affect our revenue and our relationship.

If we and Roche are unable to successfully manage our collaboration, the development and commercialization of CellCept for autoimmune indications may be delayed or prevented.

Our collaboration with Roche involves a complex sharing of control over decisions, responsibilities, costs and benefits. Development and promotional activities related to CellCept in the autoimmune indications are approved by a joint committee, consisting of an equal number of our representatives and Roche's representatives. In the event that the joint committee is unable to reach consensus on an issue, the dispute will be referred to senior management of both parties. Unless and until senior management reaches agreement on such dispute, neither party will have the right to implement any changes to the status quo that would result from resolution of such matter. Ultimate decision making authority is vested in us as to some matters and in Roche as to other matters. Although we are responsible for compiling and preparing all applications for regulatory approval of CellCept in autoimmune indications, Roche has the ultimate decision making authority to submit these applications to the appropriate regulatory authorities. If Roche does not approve the application we prepared, or requires that we revise or modify the application, this could result in delays in receipt of regulatory approvals. In addition, Roche may develop and commercialize, either alone or with others, products that are similar to, or competitive with, CellCept. Roche may also change the focus of its development and commercialization efforts and dedicate fewer resources to CellCept or our collaboration.

If we do not satisfy our obligations under the Roche agreement or if the agreement is terminated we may be forced to limit or cease our operations.

Our agreement with Roche requires us to use commercially reasonable efforts to conduct three clinical trial programs for CellCept in autoimmune indications pursuant to an agreed upon development plan. Roche may allege that we are in breach of a material obligation under our agreement and seek to litigate the allegation. If Roche is successful in such litigation, Roche may either be awarded damages based upon such breach or the agreement might be terminated. After 2011, either party may terminate the agreement if there is a lack of non-transplant sales over the baseline for a prolonged period. In addition, if CellCept is withdrawn from or recalled in any given country, either party may terminate the agreement with respect to that country. If the agreement is terminated in its entirety or in a given country we may be forced to limit or cease our operations.

Our agreement with Roche contains provisions requiring us to comply with applicable laws and regulations, including restrictions on the promotion of approved drugs for off label uses. If it were determined by the FDA or other regulatory authority that we violated the rules relating to off label promotion in connection with our pre-approval communications regarding CellCept, we may be deemed by Roche to be in material breach of the agreement. If we fail to cure any material breach of the agreement, Roche may commence legal action for damages and/or seek to terminate our agreement.

If Roche does not manufacture, distribute, price or sell CellCept at levels which generate sufficient revenue for us to operate, we may have to limit or cease our operations.

We do not own or operate any manufacturing or distribution facilities. Roche, not Aspreva, controls the manufacture of CellCept and we have no alternative supplier. If we are unable to obtain adequate supplies of CellCept from Roche for our clinical trials, they could be delayed or prevented. In addition, if there is a shortage of CellCept, Roche may decide to allocate available supplies of CellCept to purchasers for use in transplant indications and not autoimmune or other indications, thereby reducing our revenues. Roche is solely responsible for distributing and selling CellCept, and setting the price, including all discounts and rebates, of CellCept.

Roche's control over the manufacture, distribution, pricing and sale of CellCept exposes us to a number of risks which are outside our control including:

- Roche may fail to comply with FDA-mandated current good manufacturing practices or similar regulations in other jurisdictions resulting in mandated production halts or limitations;
- Roche may experience manufacturing quality or control issues which halt or limit CellCept production;
- a manufacturing plant may be closed as a result of a natural disaster or work stoppage;
- Roche may experience short or long-term supply problems, or problems distributing CellCept, including difficulties importing or exporting supplies or products;
- Roche may decrease its efforts to market and promote CellCept for the transplant indications thus lowering the visibility of CellCept in the market; and
- Roche may set a low price for CellCept or give discounts or rebates that effectively lower the price of CellCept, which in either case could reduce our revenues.

However, we may in the future outsource the manufacturing of supply for our clinical trials to third parties other than Roche, subject to approval from Roche and the FDA.

The expiration of Roche's patents covering CellCept may reduce our revenue as competitors may seek to sell generic versions of CellCept.

Roche owns the patents covering the composition matter of CellCept. The United States patent covering CellCept expires in May 2009. Counterparts of this patent expire in most European countries in late 2010, but in some instances (for example, Spain, Portugal, Greece and Romania) expire as early as December 2007. Roche patents covering the process for manufacture of CellCept expire in the United States in July 2012, and in most other countries in July 2013. We and Roche expect that following expiration of composition of matter patents competitors may manufacture and sell generic versions of CellCept, at a lower price, which would reduce CellCept's revenues. In certain jurisdictions, including most Canadian provinces, legislation mandates generic substitution for brand name drugs.

If we obtain an orphan drug designation and FDA approval of CellCept for an indication, we would be entitled to seven years of marketing exclusivity for that orphan drug indication. In June 2006, we were granted orphan drug designation for CellCepts' use in pemphigus vulgaris. In March 2006, Roche and Aspreva agreed not to pursue orphan drug designation for CellCept's use in lupus nephritis. However, if a competitor obtained approval of a generic form of CellCept for another indication, such as transplant use, physicians would not be prevented from prescribing the generic drug for the orphan indication during the period of marketing exclusivity. Such prescribing practices could adversely affect the sales of CellCept for the orphan indication.

We may incur significant liability if it is determined that we are promoting the "off-label" use of drugs or are otherwise found in violation of federal and state regulations in the United States or elsewhere.

Physicians may prescribe drug products for uses that are not described in the product's labelling and that differ from those approved by the FDA or other applicable regulatory agencies. Such off-label uses are common across medical specialities. We are aware that some physicians are prescribing CellCept for the treatment of certain autoimmune diseases, including lupus nephritis, although neither we nor Roche are permitted to promote CellCept for the treatment of any autoimmune diseases, and the FDA and other regulatory agencies have not approved the use of CellCept for any autoimmune indications. Although the FDA and other regulatory agencies do not regulate a physician's choice of treatments, the FDA and other regulatory agencies do restrict communications on the subject of off-label use. Companies may not promote drugs for off-label uses. Accordingly, prior to approval of any autoimmune indications for CellCept, we may not promote CellCept for such indications. The FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses and the promotion of products for which marketing clearance has not been obtained. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions.

Notwithstanding the regulatory restrictions on off-label promotion, the FDA and other regulatory authorities allow companies to engage in truthful, non-misleading, and non-promotional speech concerning their products. We engage in medical education activities and communicate with investigators and potential investigators regarding our clinical trials. Although we believe that all of our communications regarding CellCept are in compliance with the relevant regulatory requirements, the FDA or another regulatory authority may disagree, and we may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions.

We and our collaborators are also subject to the U.S. federal False Claims Act and U.S. federal Anti-Kickback law. We have developed a comprehensive compliance program that seeks to establish internal controls to facilitate adherence to the rules and program requirements to which we are and will become subject. If, however, we are determined to have violated these and other laws, we could incur significant penalties and be subject to criminal prosecution. Roche might deem any such determination by a governmental authority to constitute a material breach of our agreement. In addition, management's attention could be diverted and our reputation and our ability to enter into future collaborations could be damaged.

If CellCept and any future products do not gain meaningful market acceptance we are not likely to generate significant revenues or sustain profitability.

The degree of market acceptance for any product that we commercialize will depend on a number of factors, including:

- acceptance by physicians and patients of each product as safe and effective;
- potential advantages over existing or alternative therapies, including cost;
- actual or perceived safety of similar classes of products;
- relative convenience and ease of administration;

- reimbursement policies of government and third-party payors;
- effectiveness of our sales, marketing and medical education efforts; and
- scope of the product label approved by the FDA and other regulatory agencies.

Hospitals or physicians may not choose to administer CellCept or any future product to the entire intended market, if at all. If CellCept and any future products do not achieve meaningful acceptance in their intended markets or if the intended market is smaller than anticipated, we are not likely to generate significant revenues or maintain profitability.

Any failure or delay in obtaining additional capital may curtail the development or commercialization of CellCept or any future products.

We expect that our future need for additional capital will be substantial. The extent of this need will depend on many factors, some of which are beyond our control, including:

- our ability to develop and obtain regulatory approval for CellCept and any future products in our targeted indications;
- our ability to establish marketing and sales capabilities and the costs of launching CellCept and any future products for our targeted indications;
- the extent of costs associated with protecting and expanding our patent and other intellectual property rights;
- market acceptance of CellCept and any future products for our targeted indications;
- future payments, if any, we receive or make under existing or future collaborative arrangements;
- the timing of regulatory approvals needed to market products for our targeted indications;
- the need to acquire licenses for new products or compounds; and
- compliance with rules and regulations implemented by the U.S. Securities and Exchange Commission, Canadian provincial securities regulatory authorities, the NASDAQ Global Select Market and the Toronto Stock Exchange.

We have no committed sources of additional capital. Funds may not be available to us in the future on favorable terms, if at all, and we may be required to delay, reduce the scope of, or eliminate research and development efforts or clinical trials for CellCept or other future products. We may also be forced to curtail or restructure our operations, obtain funds by entering into arrangements with collaborators on unattractive terms or relinquish rights to technologies or product candidates that we would not otherwise relinquish in order to continue our operations.

If we are not successful in establishing additional collaborations we will not be able to grow our business.

Our long-term success depends upon our ability to identify drugs and drug candidates with significant potential and to acquire the rights for those indications from multiple collaborators, thus creating multiple sources of revenue. We face intense competition from other companies for collaborative arrangements with pharmaceutical and biopharmaceutical companies, and there are no barriers prohibiting other companies from adopting our business model. Pharmaceutical and biopharmaceutical companies may also decide to pursue new indications for their products themselves, rather than enter into collaborative arrangements to develop new indications. In addition, accurate sales tracking may be difficult or impossible under future collaborations which may preclude a collaboration or lead to disputes once a collaboration has been established. We currently have one collaboration agreement with Roche and one non-binding collaboration with Chugai. If we are unable to enter into additional collaborations, we will continue to be dependent upon Roche for substantially all our revenues, and we will be limited in our ability to grow our business. In addition, the fact that we are collaborating with Roche, or other potential collaborators, may be viewed negatively by other potential collaborators, making them less likely to enter into arrangements with us.

The terms and conditions of any future collaboration agreements may be less favorable than our agreement with Roche.

Our strategy is to seek collaborations with pharmaceutical and biopharmaceutical companies to develop and commercialize new indications. Any new collaborations that we may secure will likely involve drugs or drug candidates, or collaborators, with characteristics different from CellCept or Roche. These characteristics may include:

- costs to manufacture, distribute and sell;
- patent terms;
- expenditures by our collaborators on research and development;
- size and difficulty of development programs for potential product indications;
- competitive threats; and
- other factors relevant to the development and commercialization of such products.

We expect that any new collaborations will be highly negotiated, and the above characteristics all may play a role in the financial terms of such collaborations, possibly resulting in any or all of the following:

- our payment of upfront or milestone fees for product rights;
- greater clinical trial expenses;
- longer timelines to approval;
- lower revenue sharing percentages;
- shorter agreement periods; or
- less than global product rights.

In addition, any new collaboration agreement may provide that we only begin sharing revenue with our collaborator after some long period of time after entering into such collaboration, or after some specific action or approval over which we may have limited control.

If we fail to establish sufficient marketing and sales promotion capabilities, or enter into successful arrangements with third parties to conduct these activities, we may be unable to generate sufficient revenue to continue our operations.

Roche is solely responsible for distributing and selling CellCept. If we obtain approval of CellCept for autoimmune indications, or any future products, we intend to market and promote them through our own sales promotion force in the United States and certain other countries. We currently have no sales promotion capabilities, limited marketing capabilities, limited infrastructure to support such activities, and have limited experience in the commercialization of pharmaceutical products. We may not be able to attract and retain qualified marketing or sales promotion people or be able to establish an effective sales promotion force.

In countries where we do not have a sales promotion force, we may establish relationships with third parties. However, we may not be able to enter into such arrangements on favorable terms or at all and to the extent that we enter into such arrangements, our revenue will depend on their efforts, which may not be successful.

If product liability lawsuits are successfully brought against us, we will incur significant liabilities and may be required to limit the commercialization of our product candidates.

Our use of CellCept and other products in clinical trials, and our future promotion of any products, may expose us to product liability claims and associated adverse publicity. We have a global product clinical trial insurance policy, with aggregate coverage of $10.0 million, for countries not requiring a local insurance policy (including the United States and Canada). In addition, we have policies in varying amounts for all the other countries in which we are conducting clinical trials, and which do not fall within the scope of our global policy. Our insurance coverage may not protect us against any or all of the product liability claims which could be brought against us in the future. Prior to the commercialization of CellCept in autoimmune indications, we expect to obtain product liability insurance for potential claims associated with our promotion of CellCept. However, we may not be able to obtain or maintain adequate insurance coverage at a commercially reasonable cost or in sufficient amounts or scope to protect us against potential losses. Roche is obligated to indemnify us for any product liability claims, except if the claims arise due to false or misleading promotional activity on our part. In the event a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim and, if such a claim is successful, damage awards not covered by our insurance. We may also be obligated to indemnify our collaborators. Defending any product liability claim or claims could require us to expend significant financial and managerial resources.

If our competitors are able to develop and market products that are preferred over CellCept or other product candidates that we may develop, we may not be able to generate sufficient revenues to continue our operations.

We may not be able to contend successfully with competitors. The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Our current and potential competitors generally include major multinational pharmaceutical companies, biopharmaceutical firms, specialty pharmaceutical companies, universities and other research institutions.

In the transplant market, CellCept currently competes with Novartis' product, Myfortic. If CellCept is approved for any autoimmune indications, Novartis may choose to also pursue clinical trials and regulatory approval for the same indications. If approved, CellCept will also compete with immunosuppressants, such as steroids and cytotoxic agents, including cyclophosphamide, cyclosporine and azathioprine. A cytotoxic agent is an anti-cancer substance that acts by killing or preventing the division of cells. In addition, we are aware of several companies that have products in development or on the market that may be competitive with CellCept in lupus nephritis and pemphigus vulgaris. Some of the companies have commenced clinical trials for products targeting the same markets and indications that we are addressing.

The existence of these products, other products or treatments of which we are not aware, or products or treatments that may be developed in the future may reduce the marketability of CellCept and any future products, particularly to the extent such products:

- are more effective;
- have fewer or less severe adverse side effects;
- have better patient compliance;
- receive better reimbursement terms;
- are accepted by more physicians;
- are more adaptable to various modes of dosing;
- have better distribution channels;
- are easier to administer; or
- are less expensive.

Some of our competitors, either alone or together with their collaborators, have substantially greater financial resources and larger research, development and regulatory staffs than we do. In addition, many of our competitors, either alone or together with their collaborators, have significantly greater experience than we do in discovering, developing, manufacturing and marketing products. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors.

If we are unable to effectively manage our expected future growth, we may be unable to develop or commercialize CellCept or any other product candidate successfully.

In the year ended December 31, 2006, we increased our number of employees by 27 and, as of December 31, 2006, we had 133 employees. In order to continue the development and potential commercialization of CellCept for autoimmune indications and enter into new collaborations we will need to expand our clinical development, regulatory, marketing and sales promotion capabilities. We currently have operations in Canada, the United States, the United Kingdom, and Switzerland. Our ability to manage our global operations and expected growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to make such improvements in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our ability to develop and commercialize products for new indications and compete effectively, and our future financial performance will depend, in part, on our ability to manage any future growth effectively.

We depend on our executive officers, and if we are not able to retain them or recruit additional qualified personnel, we may be unable to successfully develop or commercialize CellCept.

Our success depends upon the continued contributions of our executive officers and scientific and technical personnel. We are highly dependent on Richard M. Glickman, our Chief Executive Officer, Noel F. Hall, our President, Bruce Cousins, our Chief Financial Officer and Executive Vice President, Charles F. Goulburn, our Executive Vice President, Global Pharmaceutical Operations, and Dr. Uzman Azam, our Executive Vice President, Clinical and Regulatory Affairs. Due to the specialized knowledge that each of our executive officers possess with respect to CellCept and our operations, the loss of service of any of our executive officers could delay or prevent the successful completion of the clinical trials necessary for the commercialization of CellCept for lupus nephritis or pemphigus vulgaris and could harm our relationship with Roche. We carry key man life insurance coverage of $1.3 million for each of Richard M. Glickman and Noel F. Hall. We do not carry key man life insurance for any of our other executive officers.

We have employment agreements with each of our executive officers; however, each may terminate their employment upon notice and without cause or good reason. We currently are not aware that any executive officer is planning to leave or retire.

Our success also depends in part on our ability to attract and retain highly qualified scientific, commercial and administrative personnel. In order to pursue our product development and commercialization strategies, we will need to attract and hire additional personnel with experience in a number of disciplines, including clinical testing, government regulation, sales and marketing, drug reimbursement and information systems. There is intense competition for personnel in the fields in which we operate. We have not experienced difficulty to date in attracting and retaining the personnel we require. If, however, we are unable to continue to attract new employees and retain existing employees, we may be unable to continue our development and commercialization activities.

We may incur losses associated with currency fluctuations and may not be able to effectively hedge our exposure.

Our operations are in many instances conducted in currencies other than the U.S. dollar and fluctuations in the value of currencies relative to the U.S. dollar could cause us to incur currency exchange losses. All amounts paid by Roche to us will be in Swiss Francs. In addition, we currently conduct some operations and incur a portion of our expenses in Canadian dollars, pounds sterling and other foreign currencies. Although we have implemented currency hedging techniques to mitigate the impact of currency fluctuations on our financial results, these techniques do not eliminate the effects of currency fluctuations with respect to anticipated revenues or cash flows, and, as they are short term in nature, do not protect us from prolonged periods of currency fluctuations.

CellCept net sales are denominated in multiple currencies and will be converted to Swiss Francs by Roche for the purpose of calculating amounts to be paid to us. To the extent the Swiss Franc increases in value relative to these other currencies, the total aggregate value of CellCept's net sales will decrease and the amount, if any, that we are entitled to may be reduced.

Risks Related to Regulatory Matters

We will not be able to commercialize our product candidates if our clinical trials do not demonstrate safety and efficacy in humans.

We are currently not authorized to market CellCept for autoimmune indications in any jurisdiction, and we may never be authorized to market CellCept for any autoimmune indication. The development and commercialization of CellCept for autoimmune indications, and any future products, are subject to extensive and rigorous regulation by the U.S. federal government, principally the FDA, other federal, state and local agencies, and governmental authorities elsewhere. Prior to marketing CellCept for any autoimmune indication, we must conduct, at our own expense, extensive clinical trials to demonstrate with substantial evidence to the satisfaction of the FDA and other regulatory authorities that CellCept is safe and effective for the indication. We have no prior experience as a company in conducting clinical trials. Preclinical studies and clinical trials are expensive, can take many years and have uncertain outcomes. In addition, the regulatory approval procedures vary among countries and additional testing may be required in some jurisdictions. It may take several years to complete the requisite clinical trials, and a product candidate may fail any stage of testing. Difficulties and risks associated with clinical trials may result in our failure to receive regulatory approval to market CellCept for autoimmune indications or our inability to commercialize any future products for new indications. The FDA, other regulatory authorities, our collaborators, or we may suspend or terminate clinical trials at any time. The commencement and completion of our clinical trials could be delayed or prevented by several factors, including:

- delays in obtaining regulatory approvals to commence or continue a study;
- delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;
- insufficient quantities of the study drug;
- slower than expected rates of patient recruitment and enrollment or the inability to reach full enrollment;
- inconclusive or negative interim results during clinical trials, including lack of effectiveness or unforeseen safety issues;
- death of, or serious adverse effects experienced by, one or more patients during a clinical trial even if the reasons are not related to the study drug, including the advanced stage of the patient's disease or medical condition;
- uncertain dosing issues;
- inability to monitor patients adequately during and after treatment;
- inability or unwillingness of contract laboratories to follow good laboratory practices;
- inability or unwillingness of clinical investigators to follow our clinical protocols or good clinical practices generally; and
- inability or unwillingness of other third parties to perform data collection and analysis in a timely or accurate manner.

Delays or failures in obtaining regulatory approvals may:

- delay or prevent the commercialization of any product that we develop for new indications;
- diminish any competitive advantages;
- reduce or eliminate revenue from the sale of CellCept and any future products; and
- adversely affect our ability to attract new collaborators; and,
- impact our staffing levels.

The results of early clinical trials do not necessarily predict the results of later clinical trials. Drugs in later clinical trials may fail to show desired safety and efficacy traits despite having progressed through initial clinical trials. In October 2006, we announced preliminary results of our phase III trial of CellCept for the treatment of myasthenia gravis. The results of our analysis indicated that CellCept failed to meet both the primary and secondary endpoints. Given the results of the study we have discontinued our development efforts in this area. We are aware that Roche conducted three phase III clinical trials for CellCept in the treatment of rheumatoid arthritis which did not demonstrate efficacy. Even if we believe the data collected from clinical trials of drugs are promising, such data may not be sufficient to support approval by the FDA or any other regulatory authority. The FDA or other regulatory authorities could also interpret our data differently, which could delay, limit or prevent regulatory approval.

We expect to rely in part on the results of CellCept clinical trials that were previously performed by or on behalf of Roche and on clinical trials that were previously performed or are being performed by third-party physicians. These trial results may not be predictive of the results of the clinical trials that we plan to conduct for the purposes of our targeted indications. In addition, the results of prior clinical trials may not be acceptable to the FDA or other regulatory authorities because the data may be incomplete, outdated or not otherwise acceptable for inclusion in our submissions for regulatory approval for CellCept in autoimmune indications.

Even if CellCept or any future product candidate receives regulatory approval, we and our collaborators may still face development and regulatory difficulties that may delay or impair future sales.

If we or our collaborators obtain regulatory approval for CellCept for any of our targeted indications, or any other product, we and our collaborators will continue to be subject to extensive regulation by the FDA, other federal authorities, certain state agencies and regulatory authorities elsewhere. These regulations will impact many aspects of our operations and the drug manufacturer's operations including manufacture, record keeping, quality control, adverse event reporting, storage, labelling, advertising, promotion, sale and distribution, export and personnel. The FDA and state agencies may conduct periodic inspections to assess compliance with these requirements. We, together with our collaborators, will be required to conduct post-marketing surveillance of the product. We also may be required to conduct post-marketing studies. Our or our collaborators' failure to comply with applicable FDA and other regulatory requirements, or the later discovery of previously unknown problems, may result in restrictions including:

- delays in commercialization;
- refusal by the FDA or other similar regulatory agencies to review pending applications or supplements to approved applications;
- product recalls or seizures;
- warning letters;
- suspension of manufacturing;
- withdrawals of previously approved marketing applications;
- fines and other civil penalties;
- injunctions, suspensions or revocations of marketing licenses;
- refusals to permit products to be imported to or exported from the United States; and
- criminal prosecutions.

Post-approval marketing laws and regulations in other jurisdictions generally provide for the same types of sanctions that may be imposed in the United States.

We may experience delays in patient enrollment, which would delay regulatory approval of CellCept in autoimmune indications and possibly reduce our revenues.

Our ability to obtain, and the timing of, regulatory approval for CellCept in any autoimmune indication depends in part on our ability to successfully complete clinical trials of CellCept in that autoimmune indication. The ability to complete clinical trials depends, in part, on the rate of patient enrollment and patient retention, which is a function of many factors, some of which are beyond our control. In particular, because some of our clinical trials will be blinded so that some patients receive CellCept and others receive another drug or a placebo, and because CellCept is marketed for transplant indications and prescribed by physicians, patients may not want to participate in a clinical trial in which they could receive a placebo or drug other than CellCept.

If third-party clinical research organizations do not perform in an acceptable and timely manner, our clinical trials could be delayed or unsuccessful.

We have limited experience as a company in conducting and managing clinical trials, and rely on third parties, including contract research organizations, outside consultants and principal investigators to assist us in managing, monitoring and conducting our clinical trials. We rely on these parties to assist in the recruitment of sites for participation in clinical trials, to maintain positive relations with the clinical sites and to ensure that these sites conduct the trials in compliance with the protocol and our instructions. If these third parties fail to perform satisfactorily or do not adequately fulfill their obligations to us, our clinical trials may be delayed or unsuccessful. The FDA or other regulatory agencies may inspect some of our clinical sites or our third-party vendors' sites, to determine if our clinical trials are being conducted according to current good clinical practices. If the FDA or another applicable regulatory agency determines that our third-party vendors are not in compliance with applicable regulations, we may be required to delay, repeat or terminate such clinical trials. Any delay, repetition or termination of our clinical trials could prevent or delay the commercialization of CellCept for autoimmune indications and any other future product candidate.

If government and third-party payors fail to provide coverage and adequate reimbursement rates for our product candidates, our revenues and potential for profitability will be reduced.

In the United States and elsewhere, our product revenues will depend principally upon the reimbursement rates established by third-party payors, including government health administration authorities, managed-care providers, public health insurers, private health insurers and other organizations. These third-party payors are increasingly challenging the price, and examining the cost effectiveness, of medical products and services. In addition, significant uncertainty exists as to the reimbursement status, if any, of newly approved drugs, pharmaceutical products or product indications. We may need to conduct post-marketing clinical trials in order to demonstrate the cost-effectiveness of products. Such studies may require us to commit a significant amount of management time and financial and other resources. CellCept is included in various drug compendia as a commercially approved drug in connection with the prevention of organ rejection and certain third party payors provide reimbursement for this use of CellCept because of such inclusion. However, CellCept or other future products may not be reimbursed or covered by any of these third-party payors for our targeted indications.

In some countries other than the United States, particularly the countries of the European Union and Canada, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, obtaining pricing approval from governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval of a product for an indication. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of a product that is the subject of a collaboration with us to other available therapies. If reimbursement of such products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels our revenues could be reduced.

Domestic and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare, including drugs. In the United States, there have been, and we expect that there will continue to be, federal and state proposals to implement similar governmental control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003 reforms the way Medicare will cover and reimburse for pharmaceutical products. The legislation expands Medicare coverage for drug purchases by the elderly and has resulted in a new reimbursement methodology based on average sales prices for certain drugs. In addition, the new legislation provides authority for limiting the number of outpatient drugs that will be covered in any therapeutic class. As a result of the new legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. The Medicaid program has recently been modified and state healthcare laws and regulations will soon be amended to conform to the federal changes. The new laws and regulations will reduce Medicaid reimbursement. Cost control initiatives could decrease the established reimbursement rates that we receive for any products in the future, which would limit our revenues and profitability. Legislation and regulations affecting the pricing of pharmaceutical products, including CellCept, may change at any time, which could further limit or eliminate reimbursement rates for CellCept or other products.

Risks Related to Intellectual Property

We may incur significant expenses or be prevented from developing or commercializing products as a result of an intellectual property infringement claim.

Our commercial success depends in part on our ability to operate without infringing the patents and other proprietary rights of third parties. Infringement proceedings in the pharmaceutical and biotechnology industries are lengthy, costly and time-consuming and their outcome is uncertain. If we become involved in any patent litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be significantly diverted. As a result of such litigation or proceedings we could lose our proprietary position and be restricted or prevented from developing, manufacturing and selling the affected products, incur significant damage awards, including punitive damages, or be required to seek third-party licenses that may not be available on commercially acceptable terms, if at all.

Although Roche has an extensive patent estate covering the composition of matter, methods of treatment and manufacture of CellCept, it is possible that a third party may be issued a patent covering some aspect of CellCept or its use. If this happens, we and Roche may be restricted from developing and commercializing CellCept for autoimmune indications. If a third party brings an infringement claim against us based solely upon the development or promotion of CellCept in autoimmune indications, Roche has the right under our agreement to deduct 50% of its cost in defending such action, plus any amounts paid in settlement or in a judgment against Roche or Aspreva, from the calculation of CellCept's net sales prior to determining our share of such sales. Roche is obligated to indemnify us if the infringing activity relates to the development and commercialization of CellCept in both transplant and non-transplant indications.

If we or our collaborators are unable to adequately protect or enforce our intellectual property, our competitive position could be impaired.

Our commercial success depends in part on our ability to:

- obtain patents or rights to patents and maintain their validity;
- protect our trade secrets; and
- effectively enforce our proprietary rights or patents against infringers.

Patent applications may not result in patents being issued. Until a patent is issued, the claims covered by the patent may be narrowed or removed entirely and therefore we may not obtain adequate patent protection. As a result, we may face unanticipated competition, or conclude that, without patent rights, the risk of bringing products to the market is too great. Even if we or our collaborators are issued patents covering our products we cannot predict with certainty whether we or our collaborators will be able to ultimately enforce our patents or proprietary rights. Any patents that we own or license may be challenged, invalidated or circumvented and may not provide us with protection against competitors. We or our collaborators may be forced to engage in costly and time-consuming litigation in order to protect our intellectual property rights. In addition, our collaborators may choose not to enforce or maintain their intellectual property rights, and we may be forced to incur substantial additional costs to maintain or enforce such rights. Patent rights may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products or technologies. The laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection, in part, through confidentiality and non-disclosure agreements. These agreements may not provide meaningful protection of our technology or adequate remedies in the event of unauthorized use or disclosure of confidential and proprietary information and, in any event, others may develop independently, or obtain access to, the same or similar information. Our failure or inability to protect our trade secrets and proprietary know-how could impair our competitive position.

Our stock price is volatile and purchasers of our common shares could incur substantial losses.

Our stock price is volatile. Since our initial public offering on March 4, 2005 and through January 31, 2007, our common shares have traded on the NASDAQ Global Select Market between $11.00 and $34.89 per share. The stock market in general and the market for biopharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The price for our common shares may be influenced by many factors, including:

- our ability to develop and obtain regulatory approval for CellCept and any future products in our targeted indications;
- our ability to establish marketing and sales capabilities and the costs of launching CellCept and any future products for our targeted indications;
- market acceptance of CellCept and any future products for our targeted indications;
- developments concerning our collaboration with Roche;
- our success in establishing additional collaborations;
- regulatory developments in the United States, Canada and other countries;

- developments or disputes concerning patents or other proprietary rights;
- public concern over CellCept or any future products;
- litigation;
- the departure of key personnel;
- future sales of our common shares;
- variations in our financial results or those of companies that are perceived to be similar to us;
- investors' perceptions of us; and
- general economic, industry and market conditions.

If there are substantial sales of our common shares, our stock price could decline.

If our existing shareholders sell a large number of our common shares or the public market perceives that existing shareholders might sell our common shares, the market price of our common shares could decline significantly.

Our executive officers, directors and major shareholders continue to have substantial control over us and will maintain the ability to control all matters submitted to shareholders for approval.

As of December 31, 2006, our directors and executive officers, together with their affiliates, beneficially owned approximately 21% of our outstanding common shares, including shares subject to outstanding stock options and warrants. These shareholders, acting together, can exercise significant influence over all matters requiring shareholder approval, including the election of directors and any amendment of our notice of articles or articles. This concentration of ownership could also have the effect of delaying or preventing a change in our control.

Our articles, our shareholder rights plan and certain Canadian laws could delay or deter a change of control.

Our authorized preferred capital stock is available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles grant our board of directors the authority, subject to the corporate law of British Columbia, to determine or alter the special rights and restrictions granted to or imposed on any wholly unissued series of preferred shares, and such rights may be superior to those of our common shares.

Also, pursuant to our shareholder rights plan, anyone who seeks to acquire 20% or more of our outstanding common shares is required to make a bid complying with specific provisions of the plan.

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

We may be a passive foreign investment company for U.S. tax purposes which may negatively affect U.S. investors.

For U.S. federal income taxation purposes, we will be a passive foreign investment company, or PFIC, if in any taxable year either: (a) 75% or more of our gross income consists of passive income; or (b) 50% or more of the value of our assets is attributable to assets that produce, or are held for the production of, passive income. If we meet either test, our shares held by a U.S. person in that year will be PFIC shares for that year and all subsequent years in which they are held by that person. We were a PFIC prior to 2005 and may be a PFIC in future taxable years. Gain realized by a U.S. investor from the sale of PFIC shares is taxed as ordinary income, as opposed to capital gain, and subject to an interest charge unless the U.S. person has timely made a certain tax election.

The PFIC rules are extremely complex. A U.S. person is encouraged to consult his or her U.S. tax advisor before making an investment in our shares.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer we are not required to comply with all the periodic disclosure requirements of the Securities Exchange Act of 1934 and therefore there may be less publicly available information about Aspreva than if we were a U.S. domestic issuer. In addition, our officers, directors, and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. However, under Canadian provincial securities laws, our officers, directors and principal shareholders are required to file reports in electronic format through the System for Electronic Disclosure by Insiders, or SEDI, disclosing changes in beneficial ownership of, or control or direction over, our common shares and other securities. Our shareholders can access such reports at www.sedi.ca.

You may be unable to enforce actions against us, or certain of our directors and officers, under U.S. federal securities laws.

We are a corporation organized under the laws of British Columbia, Canada. A majority of our directors and officers reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside the U.S., it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore it may not be possible for you to enforce against us or them in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us or certain of our directors and officers.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our corporate headquarters are located in Victoria, British Columbia, where we lease approximately 28,000 square feet, at a rent of approximately C$400,000 per annum. This lease expires in May 2011. We have an option to renew the lease for a further term of five years. Our European operations headquarters are located in Bagshot Park, United Kingdom, where we currently lease approximately 4,000 square feet, at a rent of approximately £74,000 per annum. The current lease expires in July 2009 and may be terminated by us in 2007. To accommodate our growing EU based operations, we are currently negotiating increasing our office space to a total of 8,400 square feet. The annual cost is expected to be approximately £125,000 per annum. To accommodate our growing U.S. based operations, we amended our current lease agreement in December 2006 to expand our office space by 5,000 square feet to a total of

14,000 square feet of office space in Bernards Township, New Jersey at a rent of approximately $360,000 per year. The lease expires in September 2010. We also have a lease agreement for 1,200 square feet of office space in Neuchatel, Switzerland at a rate of approximately CHF 44,000 per annum which expires in December 2010. We are in good standing, and not in default, under these leases.

Item 3. Legal Proceedings.

None.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

NASDAQ Global Select Market and Toronto Stock Exchange

Our common shares are quoted on the NASDAQ Global Select Market under the symbol "ASPV", and on the Toronto Stock Exchange under the symbol "ASV". The following table sets out, for the periods indicated, the high and low closing sales prices and trading volumes of our common shares, as reported by the NASDAQ Global Select Market and Toronto Stock Exchange for the years ended December 31, 2006 and 2005.

	NASDAQ Global Select Market		The Toronto Stock Exchange	
2006	**High (U.S.$)**	**Low (U.S.$)**	**High (CAD$)**	**Low (CAD$)**
First Quarter	$ 28.87	$ 15.62	$ 33.38	$ 18.01
Second Quarter	$ 34.00	$ 22.52	$ 38.07	$ 26.20
Third Quarter	$ 27.72	$ 20.05	$ 31.00	$ 22.00
Fourth Quarter	$ 26.35	$ 17.47	$ 29.68	$ 19.92

	NASDAQ Global Select Market		The Toronto Stock Exchange	
2005	**High (U.S.$)**	**Low (U.S.$)**	**High (CAD$)**	**Low (CAD$)**
First Quarter (1)	$ 16.30	$ 11.70	$ 20.00	$ 13.68
Second Quarter	$ 16.41	$ 12.80	$ 20.20	$ 15.50
Third Quarter	$ 17.25	$ 13.32	$ 20.79	$ 16.20
Fourth Quarter	$ 16.25	$ 11.18	$ 18.99	$ 13.55

(1) On March 4, 2005 we completed our initial public offering.

As of December 31, 2006, there were approximately 69 shareholders of record of our common shares, one of which was Cede & Co., a nominee for Depository Trust Company, or DTC, and one of which was The Canadian Depository for Securities Limited, or CDS. All of our common shares held by brokerage firms, banks and other financial institutions in the U.S. and Canada as nominees for beneficial owners are considered to be held of record by Cede & Co. in respect of brokerage firms, banks and other financial institutions located in the U.S., and by CDS in respect of brokerage firms, banks and other financial institutions located in Canada. Cede & Co. and CDS are each considered to be one shareholder of record.

Dividend Policy

Aspreva has not declared or paid any dividends on its common shares since inception. We anticipate that we will retain any future earnings to finance the expansion of our business and we do not anticipate paying dividends in the foreseeable future.

Equity Compensation Plan Information

Information regarding our equity compensation plans will be contained in our Proxy Statement with respect to our Annual Meeting of Shareholders, to be held on May 31, 2007, under the caption "Securities Authorized for Issuance Under Equity Compensation Plans" and is incorporated by reference in this report.

Issuer Purchases of Equity Securities

We did not repurchase any of our equity securities during the three months ended December 31, 2006.

Recent Sales of Unregistered Securities

We did not sell or issue any unregistered securities during the three months ended December 31, 2006.

Exchange Controls

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada, or Commissioner, to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to three years, to challenge this type of acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, substantially reduce or prevent competition in any market in Canada.

This legislation also requires any person who intends to acquire our common shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of our common shares. If a person already owns 20% or more of our common shares, a notification must be filed when the acquisition would bring that person's holdings to over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he or she does not intend to challenge the acquisition.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our common shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or our notice of articles or articles on the right of non-residents to hold or vote our common shares, other than those imposed by the Investment Canada Act (Canada), or Investment Act.

The Investment Act requires each individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act, referred to in this discussion as a "non-Canadian" who commences a new business activity in Canada or acquires control of an existing Canadian business, where the establishment or acquisition of control is not a reviewable transaction, to file a notification with Industry Canada. The Investment Act generally prohibits the implementation of a reviewable transaction by a non-Canadian unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian would be reviewable under the Investment Act if it were an investment to acquire control of us and the value of our assets were C$5.0 million or more. The Investment Act provides for special review thresholds for World Trade Organization, or WTO, member country investors, including United States investors. Under the Investment Act, an investment in our common shares by a non-Canadian who is a "WTO investor" (as defined in the Investment Act) would be reviewable only if it were an investment to acquire control of us and the value of our assets was equal to or greater than a specified amount, which increases in stages. The specified amount is C$265.0 million in 2006. The threshold amount is subject to an annual adjustment on the basis of a prescribed formula in the Investment Act to reflect inflation and real growth within Canada.

The acquisition of a majority of the voting interests of an entity or of a majority of the undivided ownership interests in the voting shares of an entity that is a corporation is deemed to be acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is deemed not to be acquisition of control of that corporation. Certain transactions in relation to our common shares would be exempt from review from the Investment Act, including:

- acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;
- acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and
- acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of voting interests, remains unchanged.

Material United States and Canadian Income Tax Considerations

The following is a summary of certain Canadian and U.S. federal income tax considerations applicable to holders of common shares of Aspreva. These tax considerations are stated in brief and general terms and are based on Canadian and U.S. law currently in effect. There are other potentially significant Canadian and U.S. federal income tax considerations and provincial, state and local income tax considerations with respect to ownership and disposition of the common shares which are not discussed herein. The tax considerations relative to ownership and disposition of the common shares may vary from shareholder to shareholder depending on the shareholder's particular status. Accordingly, shareholders and prospective shareholders are encouraged to consult with their tax advisors regarding tax considerations, which may apply to the particular situation.

Canadian Federal Tax Information

Dividends paid on the common shares held by non-residents of Canada will generally be subject to Canadian withholding tax at the rate of 25%. The Canada-U.S. Income Tax Convention (1980) (the "Convention") provides that the withholding rate on dividends paid to U.S. residents on the common shares is generally 15%.

Gains on sales or other dispositions of the common shares of Aspreva by a U.S. resident generally are not subject to Canadian income tax, unless the shareholder realizes the gains in connection with a business carried on in Canada. A gain realized upon the disposition of the common shares by a U.S. resident that is otherwise subject to Canadian tax may be exempt from Canadian tax under the Convention.

Where the common shares are disposed of by way of an acquisition of such common shares by Aspreva, other than a purchase in the open market in the manner in which common shares normally would be purchased by any member of the public in the open market, the amount paid by Aspreva in excess of the paid-up capital of such common shares will be treated as a dividend and will be subject to non-resident withholding tax as described above.

U.S. Federal Tax Information

Distributions with respect to our common shares generally will be taxable as dividends to the extent of Aspreva's earnings and profits, determined under U.S. tax principles, subject to the same preferential rate that applies to long-term capital gain (currently, 15%). Under current law, for taxable years beginning after December 31, 2010, distributions will be taxed at ordinary rates without the benefit of such preferential rates.

Corporate U.S. Holders generally will not be allowed a deduction for dividends received in respect of distributions on our common shares. Dividends will be treated as income from sources outside the U.S., but generally will be "passive income," or in the case of a financial services entity, "financial services income" (and, for taxable years beginning after December 31, 2005, as "general category income") for U.S. foreign tax credit purposes.

Special rules apply to U.S. Holders that hold stock in a "passive foreign investment company" ("PFIC"). A foreign corporation generally will be a PFIC for any taxable year in which either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets consist of assets that produce, or that are held for the production of, passive income. For this purpose, passive income generally includes, among other things, interest, dividends, rents, royalties and gains from certain commodities transactions.

We believe that we were not a PFIC in 2005 or 2006 and anticipate that we will not be a PFIC with respect to any subsequent taxable year. However, we have been a PFIC in the past and there can be no assurance that we will not be considered a PFIC in a future taxable year, because status under the PFIC rules is determined annually and is based in part on factors not entirely within our control (such as market capitalization).

A U.S. Holder whose common shares were held at any time during a taxable year in which we were a PFIC may be subject to increased tax liability upon the sale, exchange or other disposition of those shares of our common shares or upon the receipt of certain distributions. These adverse tax consequences will not apply, however, if a U.S. Holder timely filed and maintained (and in certain cases, continue to maintain) a qualified electing fund ("QEF") election to be taxed annually on the holder's pro rata portion of our ordinary earnings and net capital gains.

We intend to comply with all record-keeping, reporting and other requirements so that U.S. Holders, who must make or continue to maintain a QEF election may do so. However, if meeting those record-keeping and reporting requirements becomes onerous, we may decide, in our sole discretion, that such compliance is impractical and will so notify U.S. Holders. UNTIL SUCH TIME, U.S. HOLDERS THAT DESIRE TO MAKE OR MAINTAIN A QEF ELECTION MAY CONTACT OUR INVESTMENT RELATIONS GROUP FOR THE PFIC ANNUAL INFORMATION STATEMENT, WHICH MAY BE USED TO COMPLETE THEIR ANNUAL QEF ELECTION FILINGS. THIS STATEMENT IS ALSO AVAILABLE ON OUR WEBSITE AT: WWW.ASPREVA.COM.

Item 6. Selected Financial Data.

Selected Consolidated Financial Data

We have derived the selected consolidated statement of operations data for the years ended December 31, 2006, 2005 and 2004 and the selected consolidated balance sheet data as of December 31, 2006 and 2005, from our audited consolidated financial statements included in Item 8 in this Annual Report on Form 10-K. We have derived the selected consolidated statements of operations data for the years ended December 31, 2003 and 2002 and the selected consolidated balance sheet data as of December 31, 2004, 2003, and 2002 from our audited consolidated financial statements that are not included in this Annual Report on Form 10-K. Our audited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles. Historical results are not necessarily indicative of the results to be expected in the future periods.

You should read the following selected consolidated financial data together with our audited consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands of U.S. dollars, except share and per share amounts)				
Consolidated Statements of Operations Data					
Royalty revenue	$ 214,784	$ 76,480	$ -	$ -	$ -
Expenses (1):					
Research and development	47,951	30,205	10,138	1,232	74
Marketing, general and administrative	38,793	29,233	11,730	1,252	95
	86,744	59,438	21,868	2,484	169
Other income (expense):					
Foreign exchange gain (loss)	1,096	161	(272)	-	-
Interest and other income	9,728	3,023	517	22	-
Interest and other expense	(40)	(53)	(870)	(72)	-
Total other income (expense)	10,784	3,131	(625)	(50)	-
Income (loss) before income taxes	138,824	20,173	(22,493)	(2,534)	(169)
Income tax expense	14,668	506	-	-	-
Net income (loss) for the period	$ 124,156	$ 19,667	$ (22,493)	$ (2,534)	$ (169)
Net income (loss) per common share					
Basic	$ 3.57	$ 0.65	$ (1.86)	$ (0.24)	$ (0.03)
Diluted	$ 3.49	$ 0.62	$ (1.86)	$ (0.24)	$ (0.03)
Weighted average number of common shares					
Basic net income (loss) per share	34,756,800	30,444,716	12,094,525	10,484,907	6,738,173
Diluted net income (loss) per share	35,606,933	31,892,705	12,094,525	10,484,907	6,738,173
(1) Includes stock-based compensation expense as follows:					
Research and development	$ 2,708	$ 2,316	$ 600	$ 77	$ 13
Marketing, general and administrative	5,030	4,301	1,739	73	-
Interest and other expense	-	-	809	-	-
Total	$ 7,738	$ 6,617	$ 3,148	$ 150	$ 13

	As at December 31,				
	2006	2005	2004	2003	2002
	(In thousands of U.S. dollars)				
Consolidated Balance Sheet Data					
Cash and marketable securities	$ 259,895	$ 112,039	$ 35,900	$ 2,734	$ 21
Working capital	276,779	143,369	30,032	2,581	(145)
Total assets	327,057	173,013	42,672	3,354	37
Long-term liabilities	1,312	899	792	4,194	-
Convertible redeemable preferred shares	-	-	49,341	-	-
Common shares	150,815	142,464	5,232	1,129	1
Retained earnings (deficit)	118,625	(5,531)	(25,198)	(2,705)	(171)
Total shareholders' equity (deficiency)	281,638	148,046	(16,690)	(1,449)	(135)

Selected Consolidated Quarterly Data

Set out below is selected unaudited consolidated financial information for each of the fiscal quarters in 2006 and 2005.

	Three Months Ended			
	December 31	September 30	June 30	March 31
	(In thousands of U.S. dollars, except per share amounts)			
2006				
Royalty revenue	$ 52,468	$ 47,943	$ 51,693	$ 62,680
Net income (loss)	26,047	25,400	27,956	44,752
Per common share				
Basic	$ 0.74	$ 0.73	$ 0.81	$ 1.30
Diluted	0.73	0.71	0.78	1.25
2005				
Royalty revenue	$ 45,030	$ 16,779	$ 14,671	$ -
Net income (loss)	24,275	3,226	1,151	(8,985)
Per common share				
Basic	$ 0.71	$ 0.09	$ 0.03	$ (0.46)
Diluted	0.68	0.09	0.03	(0.46)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We are an emerging global pharmaceutical company focused on identifying, developing, and upon approval, commercializing existing approved drugs and drug candidates for new indications. Our focus is on delivering effective, evidence-based treatments to manage less common diseases.

In July 2003, we entered into our first collaboration with Hoffmann-La Roche Inc. and F. Hoffmann-La Roche Ltd, collectively Roche, for exclusive world-wide rights, excluding Japan, to develop and, upon regulatory approval, market CellCept for approved autoimmune indications. Roche manufactures, distributes and records sales of CellCept, a drug currently approved in the United States, European Union, Canada and other countries for the prevention of organ transplant rejection.

Critical Accounting Policies and Significant Judgments and Estimates

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Significant accounting policies are more fully described in the notes to our audited consolidated financial statements for the year ended December 31, 2006. However, we believe the following accounting policies relating to reporting currency and foreign currency translation, revenue recognition, stock-based compensation, clinical trial accounting, provision for income taxes and derivative instruments are the most critical accounting policies for assessing our financial performance.

Reporting Currency and Foreign Currency Translation

Our functional and reporting currency is the U.S. dollar. Monetary assets and liabilities and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the average exchange rate for the period. Foreign exchange gains and losses are included in the determination of the net income (loss) for the year.

Revenues

Pursuant to our collaboration agreement with Roche, commencing April 1, 2005, we earn a royalty based on an equal sharing of incremental net sales of CellCept in non-transplant indications above a negotiated baseline less a distribution fee, payable on a quarterly basis. This baseline is subject to an annual price index adjustment. Roche and Aspreva agreed that the baseline for 2006 would be CHF 130.5 million, after taking into account the price index adjustment and, for the time being, excluding Japan as a licensed territory under the agreement. The baseline will be set on an annual basis during the first quarter of each year.

Royalty revenue, net of value added taxes, is recognized in accordance with the provisions of the Security and Exchange Commission's Staff Accounting Bulletin No. 104, *Revenue Recognition*. To summarize key requirements outlined in Staff Accounting Bulletin No. 104 relating specifically to CellCept:

- royalties are based upon Roche's ex-factory sales;
- pricing of the transaction is agreed within the contract based upon Roche's underlying ex-factory sales price; and
- collectibility is reasonably assured and contractual arrangement has been agreed and executed with Roche.

Any future non-CellCept royalty revenue will be recognized based on the terms of the specific collaboration agreements.

Roche and Aspreva have developed a proprietary sales tracking methodology to audit net sales of CellCept and determine the portion attributable to sales from use in non-transplant indications. The results of this audit lag actual net sales by approximately six months. Roche and Aspreva use actual total CellCept sales results and estimates of the quarterly split between net sales attributed to transplant and non-transplant indications to calculate the initial royalty payment payable to us at the end of each quarter. We record a portion of this initial royalty payment as revenue within quarterly financial results, with the balance recorded as unearned royalty advance and subject to a subsequent reconciliation.

Once the six month lag period has passed, and audited results can be obtained, Aspreva and Roche employ a mechanism to reconcile audited amounts against the initial royalty payment previously paid to us. This reconciliation process is undertaken quarterly, based on the most recent available audit information. This reconciliation mechanism, however, will limit reconciliation payments to either Roche or Aspreva by an amount of CHF 4.0 million per quarter. If the results of the reconciliation indicate that the CHF 4.0 million collar has been exceeded in favor of the same party for two consecutive quarters, we and Roche have agreed upon a mechanism to review the sales tracking methodology and/or our methodology for estimating royalty payments and introduce appropriate changes. The terms of this collar may be changed prospectively at any time by the joint committee formed under our agreement with Roche, on which we have equal representation.

We record all but CHF 4.0 million of the initial royalty payment as revenue within quarterly financial results. In subsequent quarters, consistent with the timing of the reconciliation described above, the remaining CHF 4.0 million of the royalty payment, as well as any additional payments to us or from us to Roche as a result of such reconciliation will be recorded in the period the reconciliation is completed. Thus, at any period end we carry a maximum of CHF 4.0 million for each quarter that has not then been reconciled, classified as unearned royalty advance on the balance sheet. As at December 31, 2006, there was CHF 8.0 million ($6.6 million) recorded in unearned royalties as the royalty revenue for the third and fourth quarters of 2006 have not been reconciled.

Stock-Based Compensation

Stock-based compensation expense, which is a non-cash charge, results in part from estimating the fair value of employee stock options granted using the Black-Scholes option pricing model. The exercise price for option grants are based on the market value of our common shares.

Effective January 1, 2006 we adopted Statement of Financial Accounting Standards SFAS 123(R), *Share-based Payment*, a revision of SFAS 123, using the modified prospective method to account for employee stock options. The Black-Scholes option pricing model requires the input of the fair value of our stock at the date of grant of the stock options as well as the input of several subjective assumptions including: the expected life of the option, the expected volatility at the time the options are granted, and the expected forfeiture rate at the time the options were granted. Our current estimate of expected stock price volatility is 70%, expected option life is five years, and expected forfeiture rate is 5%. The estimated grant date fair value of our options as calculated by the Black-Scholes option pricing model is amortized, using the accelerated method, over the vesting period, which is generally two to four years.

Changes in the inputs and assumptions can materially affect the measure of the estimated fair value of our employee stock options. Also, the accounting estimate of stock-based compensation expense is reasonably likely to change from period to period as further stock options are granted and adjustments are made for stock option forfeitures and cancellations.

Pursuant to the 2002 Aspreva Incentive Stock Purchase Plan Trust, or the Trust, shares have been distributed to certain of our employees subject to a return provision which lapses ratably over a three-year period from the date of distribution. We account for common shares distributed by the Trust as stock-based compensation, using the fair value of the common share at time of distribution from the Trust, amortized over the term of the return provisions specific to the award.

Included within the statements of operations are the following charges for stock-based compensation ($000s):

	For the year ended December 31,		
	2006	2005	2004
	(in thousands of U.S. dollars)		
Research and development	$ 2,708	$ 2,316	$ 600
Marketing, general and administrative	5,030	4,301	1,739
Interest and other expense	-	-	809
Total stock-based compensation	$ 7,738	$ 6,617	$ 3,148

We expect our stock-based compensation charges to increase as we expand our operations and hire new employees. These charges will increase our expenses and may decrease our earnings for the foreseeable future. As stock-based compensation is a non-cash charge it will not have any effect upon our liquidity or capital resources.

Clinical Trial Accounting

We record expenses for clinical research organizations, investigators and other vendors based upon the estimated amount of work completed on each trial. These estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence and discussions with contract research organizations and review of contractual terms.

However, if we have incomplete or inaccurate information, we may underestimate activity levels associated with various trials at a given point in time. In this event, we could record significant research and development expenses in future periods when the actual activity level becomes known. All such costs are charged to research and development expenses as incurred. To date, we have not experienced material changes in these estimates.

Income Taxes

We have established a wholly-owned subsidiary, Aspreva Pharmaceuticals SA, a Swiss company, which is the principal party to our agreement with Roche. We have obtained a tax ruling from the Swiss tax authorities pursuant to which, certain income attributable to the exploitation of the CellCept rights we acquired from Roche and certain income attributable to the exploitation of rights we may acquire in the future from other third parties, will be subject to a reduced tax rate in Switzerland.

We believe that our effective overall global corporate tax rate realized through this structure will be less than 15%.

We believe that our agreement with Roche should not be classified as a partnership for U.S. federal income tax purposes. If this belief is incorrect, the income of our Swiss subsidiary that is from sources within the United States, if any, could be taxable in the United States on a net income basis. In such event, our effective tax rate and our tax liability could increase.

If we fail to maintain our tax structure, or one or more of the various taxation authorities successfully assert that more profits should be allocated to their respective tax jurisdictions, this may result in a higher overall effective tax rate. The foregoing analysis only applies to our agreement with Roche. Any future collaborations that we enter into may be structured differently and may result in different tax consequences.

We account for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized. Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

Deferred tax assets arise from timing differences, credits available for research and development and share issue costs. We anticipate utilizing the balance of our recognized deferred tax assets of $3.6 million as of December 31, 2006, comprised of Canadian tax credits, by 2010.

Deferred tax liabilities arise from timing differences and total $1.6 million.

Derivative Instruments

We utilize foreign exchange forward contracts and other derivative instruments to manage our exposure to foreign exchange fluctuations.

We account for our derivative instruments in accordance with SFAS No. 133 *Accounting for Derivative Instruments and Hedging Activities*. Derivative instruments are recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges, or are not designated as hedges, are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value is immediately recognized in income.

Financial Operations and Overview

Presented below is a comparison of our results of operations for each of the years in the three year period ended December 31, 2006.

Revenue for 2006 was $214.8 million versus $76.5 million of revenue for 2005 and nil for 2004. Net income for 2006 was $124.2 million, or $3.49 per fully diluted share versus net income of $19.7 million, or $0.62 per fully diluted share for 2005, and a net loss of $22.5 million, or a loss of $1.86 per fully diluted share for 2004.

Royalty Revenue

In accordance with the terms of our agreement with Roche we earn a royalty based on an equal sharing of incremental net sales of CellCept in non-transplant indications above a negotiated baseline less a distribution fee, payable on a quarterly basis. This baseline was originally set in July 2003 at CHF 134 million, and is subject to an annual price index adjustment. Roche and Aspreva have reset the baseline to CHF 130.5 million for 2006, after taking into account the price index adjustment and, for the time being, excluding Japan as a licensed territory under the agreement.

Under this agreement with Roche, we and Roche calculate and record the royalty payment due to us at the end of each quarter. We recognize a portion of this royalty payment as revenue within our quarterly financial results, and record CHF 4.0 million of the royalty payment due to us as unearned royalty advance on our consolidated balance sheets. This amount is subject to a subsequent reconciliation between Roche and Aspreva at which time the remaining CHF 4.0 million (approximately $3.3 million) of the royalty payment, as well as any additional payments to us or from us resulting from the reconciliations, will be recorded in the period the reconciliation is completed.

The following summarizes the royalty revenue we have earned to date under our agreement with Roche:

	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	Total 2005
	(in millions of U.S. dollars)				
Initial quarterly payment less collar	$ -	$ 14.7	$ 16.8	$ 39.0	$ 70.5
Reconciliation amount	-	-	-	6.0	6.0
Total royalty revenue	$ -	$ 14.7	$ 16.8	$ 45.0	$ 76.5

	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	Total, 2006
	(in millions of U.S. dollars)				
Initial quarterly payment less collar	$ 46.5	$ 48.7	$ 47.1	$ 50.0	$ 192.3
Reconciliation amount	16.2	3.0	0.8	2.5	22.5
Total royalty revenue	$ 62.7	$ 51.7	$ 47.9	$ 52.5	$ 214.8

For 2006, we recorded royalty revenue of $214.8 million, of which $52.5 million was earned in the fourth quarter. Our fourth quarter 2006 revenue represents an increase over the fourth quarter 2005 revenue of $7.5 million and an increase of $4.6 million over the third quarter of 2006. Fourth quarter 2006 revenue includes the negative impact of foreign exchange and reconciliation payments to Roche. The reconciliation amount is in compliance with the terms of our collaboration agreement with Roche and the sales tracking methodology. We continue to expect that the reconciliation amounts will be well within the collar as stated in the agreement moving forward.

Our 2006 royalty revenue represents an increase over 2005 of $138.3 million. The increase is driven by the underlying growth in CellCept prescriptions as well as the annualization of the royalty stream. We believe continued strong underlying annual growth of CellCept prescriptions of approximately 15 to 20% will be realized in 2007. There were no royalty revenues recorded in 2004 as our entitlement under the Roche agreement commenced April 1, 2005.

In March 2006, Aspreva and Roche agreed to the final audited results for the net sales relating to the third quarter of 2005. The audit results were in excess of the CHF 4.0 million collar for the second consecutive quarter and, in accordance with our collaboration agreement, Roche and Aspreva agreed to settle this amount in full.

In 2006 and 2005, our only revenue was from our collaboration agreement with Roche. In 2006, we estimate that 51% of our revenue was derived from sales of CellCept in U.S. markets, 19% from major European markets (UK, Spain, Italy, France and Germany) and the remainder from rest of world markets.

Research and Development Expenses

From inception to December 31, 2006, we have incurred total research and development expenses of $89.6 million. Research and development expenses include clinical development expenditures for the use of CellCept to treat lupus nephritis, myasthenia gravis and pemphigus vulgaris; regulatory affairs expenses related to CellCept; sponsorship of preliminary studies of CellCept efficacy in multiple Investigator Initiated Trials ("IIT's"); and expenses related to our business development team which is working to identify potential new drug opportunities. We expense research and development costs as they are incurred.

Clinical expenses primarily include clinical trial costs, salaries and related costs for clinical and regulatory personnel, supplies and materials, consultant services and facilities. Business development expenses primarily include salaries and related costs for business development personnel, and consultant services related to our efforts to identify other drug opportunities.

The following table shows historical allocation of research and development expenses:

	For the year ended December 31,		
	2006	2005	2004
	(in thousands of US dollars)		
Lupus nephritis	$ 23,927	$ 12,570	$ 4,905
Myasthenia gravis	11,987	11,326	2,196
Pemphigus vulgaris	3,399	3,280	1,314
Other	3,150	-	-
Clinical development expenditures	42,463	27,176	8,415
Business development	5,488	3,029	1,723
Total	$ 47,951	$ 30,205	$ 10,138

Research and development expenses were $48.0 million for 2006, compared to $30.2 million for 2005. The increase of $17.8 million was due to a $15.3 million increase in our clinical development programs and a $2.5 million increase in our business development operations. Clinical development costs increased as a result of: a $11.4 million increase in our lupus nephritis program costs reflecting the significant increase in recruitment activity since December 31, 2005 to achieve full enrolment as at September 30, 2006; a $661,000 increase in our myasthenia gravis program as a consequence of completing the project; a $119,000 increase in our pemphigus vulgaris program costs as the program matures; and $3.2 million increase in the funding of other programs including the potential utility for the use of CellCept in the treatment of other autoimmune diseases. These figures include an increase of $4.3 million in salaries and related costs as we continued to build out our global business development and clinical teams in our Canadian, European and U.S. offices. Stock-based compensation increased by $392,000 from the year ended December 31, 2005.

Research and development expenses were $30.2 million for 2005, compared to $10.1 million for 2004. The increase of $20.1 million was primarily due to commencement of enrolment in our global phase III clinical trial for the use of CellCept in lupus nephritis, the continuing enrolment in our global phase III clinical trial for the use of CellCept in pemphigus vulgaris, and our fully enrolled global phase III clinical trial for the use of CellCept in myasthenia gravis. We incurred a $3.1 million increase in salary and related costs as we continued to build out our global clinical team in our Canadian, European and U.S. offices. In addition, stock-based compensation expense increased by $1.7 million.

The total number of employees engaged in research and development increased from 24 at December 31, 2004 to 47 at December 31, 2005 and to 55 at December 31, 2006, which includes 12 in our business development function.

Clinical Development Expenses

A majority of our research and development expenditures to date have been related to the clinical development of CellCept for autoimmune indications. We currently have rights to one clinical product, CellCept, and are focused on the use of CellCept to treat two specific autoimmune indications: lupus nephritis and pemphigus vulgaris. A third development program in myasthenia gravis was discontinued in October 2006. In addition, we are sponsoring preliminary studies for the potential utility of CellCept in the treatment of diseases such as multiple sclerosis and cardiovascular disease in autoimmune patients.

We anticipate completing our phase III clinical trials for the use of CellCept in the induction phase of lupus nephritis in early 2007, and in the treatment of pemphigus vulgaris in 2008. However, we may not be able to complete our CellCept projects on schedule as our patient enrollment may be slower than expected, the results from a clinical trial may not be favorable, or the FDA or other regulatory agencies may require additional clinical trials. Further, data from clinical trials is subject to varying interpretation, and may be deemed insufficient by the regulatory agencies reviewing applications for marketing approvals. As such, clinical development and regulatory programs are subject to risks and changes that may significantly impact our expense projections and development timelines. Because of the numerous risks and potential changes associated with the development of CellCept, we are unable to estimate the exact amounts of capital outlays and operating expenditures associated with our current and anticipated clinical trials for the use of CellCept. Our capital outlays and operating expenditures for our clinical trials will depend on many factors, including, but not limited to:

- the number of patients enrolled in the clinical trial;
- the period of time over which the clinical trial is conducted;
- follow-up observation and monitoring of such patients;
- variability of costs associated with clinical investigators and third-party clinical research organizations; and
- potential delays in the completion of the clinical trial.

For a more complete discussion of the risks and uncertainties associated with completing the development of our products, see the section entitled "Risk Factors - Risks Related to Regulatory Matters" under Item 1A of this Annual Report on Form 10-K. We expect our clinical development expenditures to increase significantly as we pursue regulatory approvals and progress through our two remaining phase III clinical trials for CellCept in lupus nephritis and pemphigus vulgaris. In addition to the clinical trials currently planned or in progress, we may elect to pursue additional clinical trials for CellCept in other indications which will increase our clinical trial expenditures. We may also initiate additional clinical trials as a result of any new indication partnerships we may enter into.

Marketing, General and Administrative Expenses

Marketing, general and administrative expenses consist primarily of costs and salaries associated with building our infrastructure, costs of general corporate activities, and salaries and related costs for personnel in executive, finance, accounting, corporate compliance and operational functions. Prior to regulatory approval of CellCept for any autoimmune indications, we limit our marketing activity to conducting extensive market research regarding specialty physician prescribing practices and product positioning, and undertaking a market preparation program. We currently are fielding a team of 12 field-based medical liaison physicians and other medical professionals in the U.S. and major EU markets who interact with potential future presenters and medical advisors to help us identify knowledge gaps in the potential use of CellCelpt and to assist us in our clinical development planning.

Marketing, general and administrative expenses were $38.8 million for 2006, compared to $29.2 million for 2005. The increase of $9.6 million was partially due to $3.3 million in additional salary and related expenses as we increased the number of employees undertaking marketing, general and administrative activities, including the continued build out of our European and U.S. operations. We incurred a $2.6 million increase related to market research and reimbursement studies and a $420,000 increase due to additional spending on educational symposia sponsorships, donations, and unrestricted grants for medical education programs. We incurred additional infrastructure costs of $1.0 million and our professional and consulting costs increased by $1.6 million related to our Sarbanes Oxley compliance program. In addition, stock-based compensation expense increased by $729,000.

Marketing, general and administrative expenses were $29.2 million for 2005, compared to $11.7 million for 2004. The increase of $17.5 million was partially due to $6.1 million in additional salary and related expenses as we increased the number of employees undertaking marketing, general and administrative activities, including the build out of our European and U.S. operations. We incurred a $3.0 million increase related to market research and reimbursement studies and a $3.5 million increase due to additional spending on educational symposia sponsorships, donations, and unrestricted grants for medical education programs. We also incurred a $1.0 million increase in costs associated with being a publicly-traded company, including directors & officers insurance premiums and higher professional fees. In addition, stock-based compensation expense increased by $2.6 million.

The number of our employees engaged in marketing, general and administrative activities increased from 29 at December 31, 2004 to 59 at December 31, 2005 and to 78 at December 31, 2006.

In 2006, our marketing costs (which included educational symposia sponsorships, donations and unrestricted grants for medical education programs) represented 53% of total marketing, general and administrative expenses. We expect our marketing expenses to continue to increase as we continue to build out our global operations. Our marketing program costs will increase significantly immediately prior to and after obtaining regulatory approvals. As our business grows, we expect to significantly leverage our current general and administrative infrastructure, although some additional costs are anticipated as we continue to build out our global operations.

Foreign Exchange Gain (Loss)

Foreign exchange gains were $1.1 million for 2006, compared to $161,000 for 2005. The net foreign exchange gains resulted from the recovery of the U.S. dollar against the Canadian dollar, British pound and Swiss franc.

Foreign exchange gains were $161,000 for 2005, compared to losses of $272,000 for 2004.

Interest and Other Income

Interest and other income was $9.7 million for 2006, compared to $3.0 million for 2005. The increase of $6.7 million was due to significantly higher investment balances resulting from cash flows from operations.

Interest and other income was $3.0 million for 2005, compared to $517,000 for 2004. The increase of $2.5 million was comprised of a $2.5 million increase in interest income due to significantly higher investment balances resulting from our initial public offering in March 2005.

Interest and Other Expense

Interest and other expense was $40,000 for 2006, $53,000 for 2005 and $870,000 for 2004. Interest and other expense for 2004 included $809,000 relating to a finance charge recorded on the issuance of warrants; there was no corresponding charge in 2006 or 2005.

Income Taxes

The provision for income taxes was $14.7 million for the year ended December 31, 2006, compared to $506,000 in 2005 and nil in 2004.

The 2006 provision for income taxes represents an effective global tax rate of 10.6% for the period. The difference between the effective tax rate and the statutory Canadian federal income tax rate of 34.1% relates to significant profit in our Swiss subsidiary with favourable foreign tax rates, changes in our future income tax valuation allowance and utilization of tax pools. The year ended December 31, 2005 was our first year of profitability. Our provision for current taxes was $2.5 million for 2005 compared to a provision of nil for 2004. For 2005, our effective tax rate of 2.5% was due to the utilization of prior year tax losses and changes to the valuation allowance.

We expect our global structure to yield an effective tax rate of less than 15% going forward.

Liquidity and Capital Resources

Sources of Liquidity

We commenced operations in December 2001 and incurred substantial losses from inception through March 31, 2005. On March 4, 2005, we completed our initial public offering of 8,280,000 common shares which raised net proceeds of $82.3 million. As of December 31, 2006, we had retained earnings of $118.6 million and had $259.9 million in cash, cash equivalents and marketable securities.

We expect to continue to devote substantial resources to continue the development of CellCept for the treatment of lupus nephritis and pemphigus vulgaris, and to continue to pursue other new drug opportunities. The investment in CellCept development includes funding phase III clinical trials as well as regulatory expenses to support approval. In addition, we are expanding our infrastructure to prepare for the potential commercialization of CellCept for these indications.

We expect that our available cash resources, and the revenue from our agreement with Roche, will be sufficient to support our operations for at least 12 months; however, if we pursue new indications for CellCept or pursue other drug opportunities, we may need to raise additional external funds through the sale of additional equity or debt securities. The sale of additional equity and debt securities may result in additional dilution to our shareholders. Additional financing may not be available in amounts or on terms acceptable to us or at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our business.

Cash Flows

Operating Activities

Net cash from operating activities was $145.6 million for 2006, compared to net cash used in operating activities of $5.9 million for 2005. The increase of $151.5 million in net cash from operating activities reflects an increase of $104.5 million in net income, an increase of $4.3 million in non-cash expenses, such as stock-based compensation and deferred taxes, a $33.9 million net decrease due to accounts receivable and an $8.1 million increase in accounts payable, income taxes payable and accrued liabilities.

Net cash used in operating activities was $5.9 million and $15.4 million for 2005 and 2004, respectively. The decrease of $9.5 million in net cash used in operating activities reflects an increase of $42.2 million in net income and an increase of $3.5 million in non-cash stock-based compensation offset by the increase in receivables from the fourth quarter royalty payment from Roche.

Investing Activities

Net cash used in investing activities was $115.0 million and $65.3 million for 2006 and 2005, respectively. Purchases of investments in marketable securities during 2006 of $336.6 million were partially offset by proceeds from sales of short-term investments in marketable securities of $224.5 million. The net increase in marketable securities of $112.1 million in 2006 was due the net cash flows provided by operating activities.

Net cash used in investing activities was $65.3 million and $30.8 million for 2005 and 2004, respectively. Purchases of investments in marketable securities during 2005 were $218.5 million, and were mostly offset by proceeds from sales of short-term investments in marketable securities of $154.2 million. The cash flow available for investment was due to the reinvestment of proceeds from our initial public offering as well as receipt of our second and third quarter royalty payments from Roche.

Our investment in marketable securities comprised of high quality, liquid government bonds, treasury bills, certificates of deposit and investment grade commercial paper which generally mature within one year. As at December 31, 2006, the maturity date of investments range from January 2007 to May 2011. These investments are recorded at fair value with a corresponding net unrealized gain of $96,000 in 2006 and a net unrealized loss of $147,000 in 2005 as follows:

	Cost	Accrued interest	Gross unrealized gains	Gross unrealized losses	Approximate market and carrying value
	(in thousands of U.S. dollars)				
December 31, 2006	$ 208,762	$ 1,820	$ 153	$ (57)	$ 210,678
December 31, 2005	$ 96,687	$ 740	$ 2	$ (149)	$ 97,280

Available-for-sale debt securities are comprised of highly liquid government bonds, treasury bills, certificates of deposit and investment grade commercial paper with an average fixed interest rate of 5.0% (December 31, 2005 - 3.8%) and maturities to May 2011 (December 31, 2005 - maturities to October 2010). Included in short-term investments at December 31, 2006 are investments of nil denominated in Canadian dollars (December 31, 2005 - $201,000 (C$233,000)).

The cost and approximate market value of available for sale debt securities by contractual maturity, as at December 31, 2006 and 2005 are as follows:

	Cost	Approximate market and carrying value
	(in thousands of U.S. dollars)	
December 31, 2006		
Less than one year	$ 170,163	$ 171,750
Due after one year through five years	38,599	38,928
	$ 208,762	$ 210,678
December 31, 2005		
Less than one year	$ 75,394	$ 75,962
Due after one year through five years	21,293	21,318
	$ 96,687	$ 97,280

Financing Activities

Net cash provided by financing activities was $3.8 million for 2006, and was comprised of the exercise of warrants and employee stock options. Partially offsetting these proceeds was the $441,000 used for the repayment of asset lease obligations.

Net cash provided by financing activities was $82.4 million for 2005, and was comprised of net proceeds received for the issuance of common shares on our initial public offering and the exercise of warrants and employee stock options. Partially offsetting these proceeds was the $484,000 used for the repayment of asset lease obligations. Net cash provided by financing activities was $49.4 million for 2004, and was comprised of net proceeds received for the issuance of preferred shares, partially offset by $132,000 used for the repayment of asset lease obligations.

Hedging Activities

We utilize a hedging program to manage our exposure to the impact of foreign currency exchange rate fluctuations on our revenue and expenditure cash flows. The program is governed by a hedging policy approved by our Board of Directors and limits the use of derivatives to simple foreign exchange forward contracts and noon average rate contracts. The contracts are intended to protect against changes in the value of the U.S. dollar relative to other currencies. The policy limits the hedged amount between 40% and 80% of forecasted revenue and 60% to 80% of forecasted expenditures in foreign currencies. Our hedges are initiated on a regular basis to maintain a rolling twelve months of hedge position.

We use derivative financial instruments to hedge our royalty revenue. Our royalty payments are received from Roche in Swiss francs, or CHF on a quarterly basis 45 days after each quarter end. Sales of CellCept are denominated in multi-currencies and are converted to CHF by Roche for the purpose of calculating amounts to be paid to us. To the extent the Swiss franc increases in value relative to these other currencies, the total aggregate CHF value of CellCept sales decreases and the amount that we are entitled to may be reduced. To mitigate this risk, at the beginning of each quarter, we enter into noon average rate contracts, or NARCs, to sell U.S. dollars and Euros and buy CHF. The NARCs are designed to hedge our direct exposures of forecasted transactions and pursuant to SFAS No. 133 qualify as cash flow hedges. Forward contracts to sell CHF are entered with settlement dates that coincide with the date we receive our royalty payments from Roche. The forward contracts entered into are based on forecasts and as such they are initially designated as cash flow hedges. For the period from the quarter end to the settlement date, the hedges are re-designated and are treated as fair value hedges. Any change in value between quarter end and settlement date is recorded in foreign exchange gain (loss).

As a result of our global operations with offices in Canada and the United Kingdom we incurred significant amount of our research and development and general and administrative expenditures in both Canadian dollars and pounds sterling. In order to hedge against the impact of fluctuations in the value of the Canadian dollar and pound sterling relative to the U.S. dollar, we enter into short-term forward contracts to purchase both Canadian dollars and pounds sterling. Forward hedges relating to forecasted expenditures are cash flow hedges.

The fair value of the derivative financial instruments is the estimated amount that we would receive or pay to terminate a contract at the reporting date. At December 31, 2006 the amount we would pay to terminate all open contracts is $1.5 million.

For additional information regarding our hedging activities please see Note 11 of Notes to Consolicated Financial Statements included under "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Contractual Obligations and Commitments

The following table summarizes our outstanding contractual obligations as of December 31, 2006 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)				
Capital Leases	$ 431	339	92	-	-
Operating Leases	$ 3,007	748	1,515	744	-
Total	$ 3,438	1,087	1,607	744	-

The table above reflects only payment obligations that are fixed and determinable. Our contractual obligations relate to capital lease obligations and operating leases for our facilities and equipment. As security for performance of our capital lease obligations we have issued letters of credit totaling of $87,000. Additionally, a letter of credit of $372,000 has been issued as part of the lease for our New Jersey office.

We also have agreements with clinical sites, and contract research organizations for the conduct of our clinical trials. We make payments to these sites and organizations based upon the number of patients enrolled and the period of follow-up in the trials. At December 31, 2006 we have commitments to these groups amounting to $27.7 million. In addition we have contractual commitments for IITs totaling $2.0 million.

Credit Facilities

We have various agreements with a Canadian chartered bank providing for revolving demand facilities and a lease line in the aggregate amount of $3.6 million. As of December 31, 2006 we had $791,000 of outstanding indebtedness under our credit facilities. The Canadian chartered bank may cancel or restrict the availability of any unutilized portion of our facilities at any time and from time to time without notice. Our credit facilities are secured by a security agreement constituting a first ranking security interest in all our personal property.

Inflation

We do not believe that inflation has had a material impact on our business and operating results during 2006, 2005 and 2004.

Related Party Transactions

For a description of our related party transactions, see Note 15 of Notes to Consolidated Financial Statements included under "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Off-Balance Sheet Arrangements

Since inception we have not engaged in material off-balance sheet activities, including the use of structured finance, special purpose entities or variable interest entities.

Recent Accounting Pronouncements

For a description of recent accounting pronouncements, see Note 2 (under the heading "Recent Accounting Pronouncements") of Notes to Consolidated Financial Statements included under "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market Risks

We are exposed to market risk, including changes to interest rates and foreign currency exchange rates.

We maintain risk management control systems to monitor the risks associated with foreign currency exchange rates and our derivative and financial instrument positions. To reduce the volatility relating to these exposures, we enter into various derivative hedging transactions pursuant to our investment and risk management policies and procedures. We do not use derivatives for speculative purposes. Though we intend for our risk management control systems to be comprehensive, there are inherent risks that may only be partially offset by our hedging programs should there be unfavorable movements in foreign currency exchange rates.

Interest Rate Risk

Our material interest-bearing assets consisted of cash, cash equivalents and marketable securities. The balance of our interest-bearing portfolio, including cash, cash equivalents and investments, was $259.9 million or 79.5% of total assets at December 31, 2006. Interest income related to this portfolio was $9.7 million in 2006. Our interest income is sensitive to changes in the general level of interest rates, primarily U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest-bearing portfolio.

Foreign Currency Exchange and Foreign Economic Conditions Risk

Financial risk is the risk to our results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. Foreign exchange risk arises as our investments, which finance operations, are substantially denominated in US dollars, our royalty payments are received in Swiss francs and our expenses are denominated in several foreign currencies, including US dollars, Canadian dollars, pounds sterling and Euros. Interest rate risk arises due to our investments being in fixed interest highly liquid investments.

If exchange rates change by 10%, we do not believe that it would have a material impact on our results of operations or cash flows to date. However, future exchange rate fluctuations may affect our future operating results.

To mitigate the risk of foreign exchange fluctuations against the U.S. dollar, we have entered into a number of foreign exchange forward contracts and noon average rate contracts.

Counterparties Credit Risks

We could be exposed to losses related to the financial instruments described above under "Hedging Activities" should one of our counterparties default. We attempt to mitigate this risk through credit rating monitoring procedures.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Aspreva Pharmaceuticals Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Aspreva Pharmaceuticals Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Aspreva Pharmaceuticals Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Aspreva Pharmaceuticals Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Aspreva Pharmaceuticals Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of Aspreva Pharmaceuticals Corporation and our report dated February 7, 2007 expressed an unqualified opinion thereon.

Vancouver, Canada
February 7, 2007

/s/ Ernst & Young LLP
Chartered Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Aspreva Pharmaceuticals Corporation

We have audited the accompanying consolidated balance sheets of Aspreva Pharmaceuticals Corporation as of December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aspreva Pharmaceuticals Corporation at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Aspreva Pharmaceuticals Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 7, 2007 expressed an unqualified opinion thereon.

Vancouver, Canada
February 7, 2007

/s/ Ernst & Young LLP
Chartered Accountants

ASPREVA PHARMACEUTICALS CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	December 31, 2006	December 31, 2005
ASSETS (Note 7)		
Current		
Cash and cash equivalents	$ 49,217	$ 14,759
Restricted cash (Note 4)	731	716
Marketable securities (Note 3)	210,678	97,280
Accounts receivable	57,426	48,246
Prepaid expenses	394	2,005
Deferred income tax asset (Note 12)	2,142	1,896
Foreign currency contracts (Note 11)	298	2,535
Total current assets	320,886	167,437
Property and equipment, net (Note 5)	4,736	2,687
Deferred income tax asset (Note 12)	1,435	2,889
TOTAL ASSETS	$ 327,057	$ 173,013
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable	$ 14,279	$ 8,463
Income taxes payable	11,769	506
Accrued liabilities (Notes 6 and 15)	8,604	8,300
Foreign currency contracts (Note 11)	1,695	158
Unearned royalty advance	6,559	6,079
Current portion under capital leases (Note 8)	329	441
Current portion of deferred lease inducement	130	121
Deferred income tax liability (Note 12)	742	-
Total current liabilities	44,107	24,068
Long-term portion under capital leases (Note 8)	91	419
Long-term portion of deferred lease inducement	391	480
Deferred income tax liability (Note 12)	830	-
Total liabilities	45,419	24,967
Commitments and contingencies (Note 16)		
Shareholders' equity		
Common shares (Note 9)		
Authorized: unlimited		
Issued and outstanding	150,815	142,464
December 31, 2006 - 35,159,619		
December 31, 2005 - 34,156,231		
Additional paid-in capital	13,049	9,618
Retained earnings (deficit)	118,625	(5,531)
Accumulated other comprehensive income (loss)	(851)	1,495
Total shareholders' equity	281,638	148,046
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 327,057	$ 173,013

See accompanying notes to consolidated financial statements.

ASPREVA PHARMACEUTICALS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share amounts)

	Year Ended December 31,		
	2006	2005	2004
Royalty revenue (Note 14)	$ 214,784	$ 76,480	$ -
Expenses			
Research and development (Note 17)	47,951	30,205	10,138
Marketing, general and administrative (Note 15)	38,793	29,233	11,730
	86,744	59,438	21,868
Operating income (loss)	128,040	17,042	(21,868)
Other income (expense)			
Foreign exchange gain (loss)	1,096	161	(272)
Interest and other income	9,728	3,023	517
Interest and other expense	(40)	(53)	(870)
Total other income (expense)	10,784	3,131	(625)
Income (loss) before income taxes	138,824	20,173	(22,493)
Income tax expense (recovery) (Note 12)			
Current	11,495	2,529	-
Deferred	3,173	(2,023)	-
	14,668	506	-
Net income (loss)	$ 124,156	$ 19,667	$ (22,493)
Net income (loss) per common share (Note 10)			
Basic	$ 3.57	$ 0.65	$ (1.86)
Diluted	$ 3.49	$ 0.62	$ (1.86)

See accompanying notes to consolidated financial statements.

ASPREVA PHARMACEUTICALS CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands of U.S. dollars)

	Number of Common Shares	Common Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholders' Equity (Deficiency)
Balance, December 31, 2003	11,879,343	$ 1,129	$ 163	$ (36)		$ (2,705)	$ (1,449
Shares issued on conversion of promissory notes	1,151,896	4,093	-	-	-	-	4,093
Shares issued on exercise of options	14,267	10	-	-	-	-	10
Shares distributed to employee from the Trust	25,680	-	-	-	-	-	-
Stock-based compensation expense	-	-	3,148	-	-	-	3,148
Unrealized gain on marketable securities	-	-	-	1	1	-	1
Net loss	-	-	-	-	(22,493)	(22,493)	(22,493
Comprehensive loss for the year					$ (22,492)		
Balance, December 31, 2004	13,071,186	$ 5,232	$ 3,311	$ (35)		$ (25,198)	$ (16,690
Shares issued on conversion of preferred shares	12,677,192	49,341	-	-	-	-	49,341
Net proceeds from initial public offering	8,280,000	82,294	-	-	-	-	82,294
Income tax benefit on share issue costs	-	4,897	-	-	-	-	4,897
Shares issued on exercise of stock options	92,183	447	(202)	-	-	-	245
Shares issued on exercise of warrants	35,670	253	(108)	-	-	-	145
Stock-based compensation expense	-	-	6,617	-	-	-	6,617
Unrealized gain on derivative financial instruments, net of tax	-	-	-	1,630	1,630	-	1,630
Reclassification of unrealized gain on marketable securities, net of tax	-	-	-	(1)	(1)	-	(1)
Unrealized loss on marketable securities, net of tax	-	-	-	(99)	(99)	-	(99)
Net income	-	-	-		19,667	19,667	19,667
Comprehensive income for the year					$ 21,197		
Balance, December 31, 2005	34,156,231	$ 142,464	$ 9,618	$ 1,495		$ (5,531)	$ 148,046
Shares issued on exercise of stock options	811,611	7,032	(4,004)	-	-	-	3,028
Shares issued on exercise of warrants	191,777	1,491	(675)	-	-	-	816
Stock-based compensation expense	-	-	7,738	-	-	-	7,738
Share issue costs, net of tax	-	(172)	-	-	-	-	(172)
Income tax benefit from exercise of stock options	-	-	372	-	-	-	372
Reclassification of unrealized gain on derivative financial instruments, net of tax		.	.	(1,630)	(1,630)	.	(1,630)
Unrealized loss on derivative financial instruments, net of tax	-	-	-	(900)	(900)	-	(900)
Reclassification of unrealized loss on marketable securities, net of tax	-	-	-	42	42	-	42
Unrealized gain on marketable securities, net of tax	-	-	-	142	142	-	142
Net income	-	-	-	-	124,156	124,156	124,156
Comprehensive income for the year					$ 121,810		
Balance, December 31, 2006	35,159,619	$ 150,815	$ 13,049	$ (851)		$ 118,625	$ 281,638

See accompanying notes to consolidated financial statements.

ASPREVA PHARMACEUTICALS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31,		
	2006	2005	2004
Operating Activities			
Net income (loss)	$ 4,156	$ 19,667	$ (22,493)
Adjustment to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	701	497	324
Deferred taxes	3,173	-	-
Stock-based compensation	7,738	6,617	3,148
Net change in non-cash working capital items related to operations:			
Accounts receivable	(9,268)	(43,219)	(358)
Investment tax credits receivable	-	261	(134)
Prepaid expenses	1,611	881	(2,792)
Deposits	(15)	(366)	(83)
Accounts payable	6,344	5,265	2,740
Income taxes payable	10,891	506	-
Accrued liabilities	304	4,006	4,194
Net cash flows provided by (used in) operating activities	145,635	(5,885)	(15,454)
Investing Activities			
Purchases of marketable securities	(336,562)	(218,529)	(175,764)
Redemptions of marketable securities	224,488	154,171	146,003
Purchase of property and equipment	(2,878)	(895)	(1,009)
Net cash flows (used in) investing activities	(114,952)	(65,253)	(30,770)
Financing Activities			
Bank indebtedness	-	-	231
Issuance of preferred shares	-	-	53,000
Issuance of common shares	3,844	92,121	10
Share issue costs	-	(9,246)	(3,743)
Excess tax benefit from exercise of stock options	372	-	-
Payments on capital lease obligations	(441)	(484)	(132)
Net cash flows provided by financing activities	3,775	82,391	49,366
Effect of exchange rate changes on cash and cash equivalents	-	(1)	214
Net increase in cash and cash equivalents	34,458	11,252	3,356
Cash and cash equivalents, beginning of the year	14,759	3,507	151
Cash and cash equivalents, end of the year	$ 49,217	$ 14,759	$ 3,507

See accompanying notes to consolidated financial statements.

1. Nature of Business and Basis of Presentation

Unless the context otherwise required, all references to "Aspreva", "we", "our" and "us" refer to Aspreva Pharmaceuticals Corporation and its subsidiaries.

Overview and Basis of Presentation
Aspreva was incorporated on December 20, 2001 under the Canada Business Corporation Act and continued under the Business Corporations Act (British Columbia) on November 19, 2004. Aspreva's principal business is to identify, develop and, upon approval, commercialize existing approved drugs and drug candidates for new indications for patients living with less common diseases.

These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and, unless otherwise noted, are stated in U.S. dollars, which is Aspreva's functional currency.

2. Significant Accounting Policies

Principles of Consolidation
These consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Use of Estimates
The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management bases its estimates and assumptions on methodologies it believes to be reasonable. Significant estimates are used for, but not limited to, valuation of long-lived assets, calculation of stock-based compensation expense, assessment of clinical trial expense accruals, and income taxes. Actual results could differ from those estimates.

Revenue Recognition
In accordance with the terms of our agreement with Hoffmann - La Roche Inc. and F. Hoffmann - La Roche Ltd, collectively "Roche", we earn a royalty based on an equal sharing of incremental net sales of CellCept in non-transplant indications above a negotiated baseline less a distribution fee, payable on a quarterly basis. This baseline is subject to an annual price index adjustment. Royalty revenue is recognized net of value added tax in accordance with the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, ("SAB 104"), *Revenue Recognition*, which sets forth criteria that must be met in order to recognize revenue: (i) there is persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured.

Roche and Aspreva have developed a proprietary sales tracking methodology to audit net sales of CellCept and to determine the portion attributable to sales from use in non-transplant indications. The results of this audit lag actual net sales by approximately six months. Roche and Aspreva use actual total CellCept sales results and estimates of the quarterly split between net sales attributed to transplant and non-transplant indications to calculate the royalty payment payable to us at the end of each quarter. We record a portion of this royalty payment as revenue within quarterly financial results, with the balance recorded as unearned royalty advance and subject to a subsequent reconciliation.

This reconciliation process is undertaken quarterly, based on the most recent available audit information, and limits reconciliation payments to either Roche or Aspreva to a maximum amount of 4.0 million Swiss Francs ("CHF") per quarter.

Cash and Cash Equivalents

All highly-liquid investments with a maturity date of 90 days or less when purchased are classified as cash equivalents.

Marketable Securities

Excess cash is invested in highly liquid government bonds, treasury bills, certificates of deposit and investment grade commercial paper. Marketable securities with maturities greater than 90 days are considered available-for-sale and are carried at fair value with unrealized gains and losses net of tax, if any, reported as accumulated other comprehensive income or loss. Realized gains and losses on the sale or redemption of these securities are recognized in net income or loss.

Concentration of Credit Risk

We are exposed to credit risk associated with cash equivalents, marketable securities, foreign currency derivatives, and accounts receivable. We don't believe that our cash equivalents, marketable securities, or foreign currency derivatives present significant credit risks, because the counterparties to the instruments consist of major financial institutions, and we manage the notional amount of contracts entered into with any counterparty. Substantially all accounts receivable balances are derived from our collaboration agreement with Roche and are not considered to pose significant credit risk.

Investment Tax Credits

We recognize the benefits of investment tax credits for scientific research and experimental development expenditures in the period the qualifying expenditure is made when there is reasonable assurance the investment tax credits will be realized. The investment tax credits recorded are based on management's best estimates of amounts expected to be recovered and are subject to audit by taxation authorities.

Derivative Instruments

Statement of Financial Accounting Standards No. 133 ("SFAS 133") "*Accounting for Derivative Instruments and Hedging Activities*", which was amended in June 2000 by SFAS 138 and in May 2003 by SFAS 149, establishes accounting and reporting standards for derivative instruments and hedging activities.

Derivative instruments are recorded as assets or liabilities, measured at fair value. Derivatives that are not hedges or are not designated as hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value is immediately recognized in income (see Note 11).

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a declining balance basis over the estimated useful lives of the assets at the following annual rates:

Computer hardware	30%
Computer software	50%
Furniture and fixtures	20%
Office equipment	30%

Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Long-lived Assets

Long-lived assets comprise property and equipment. The carrying value of long-lived assets is reviewed for impairment whenever events or circumstances indicate that the assets may not be recoverable. The assessment of possible impairment is based on the ability to recover the asset from the expected future undiscounted cash flows from the asset. If the expected future undiscounted cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value based on the related estimated discounted future cash flows.

Deferred Lease Inducement

Deferred leasehold inducement represents tenant improvement allowances and rent-free periods that are amortized to rent expense on a straight-line basis over the initial term of the lease.

Reporting Currency and Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the average exchange rate for the period. Foreign exchange gains and losses are included in the determination of the net income (loss) for the year.

Research and Development Costs

Research and development costs, which include clinical and regulatory activities, are expensed as incurred, net of related refundable investment tax credits.

Clinical Trial Expenses

Clinical trial expenses are a component of research and development costs. These expenses include fees paid to contract research organizations and investigators and other service providers, which conduct certain product development activities on our behalf. We use an accrual basis of accounting, based upon estimates of the amount of service completed. In the event payments differ from the amount of service completed, prepaid expense or accrued liabilities amounts are adjusted on the balance sheet. These expenses are based on estimates of the work performed under service agreements, milestones achieved, patient enrolment and experience with similar contracts. We monitor each of these factors to the extent possible and adjust estimates accordingly.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Stock-Based Compensation

Effective January 1, 2006, Aspreva adopted Statement of Financial Accounting Standards No. 123 (revised 2004), or SFAS 123(R)), *Share Based Payment*, which supersedes our previous accounting under Statement No. 123, or SFAS 123, *Accounting for Stock-Based Compensation*. SFAS 123 (R) requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments to employees, including grants of stock options. SFAS 123 (R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Black-Scholes option-pricing model is used to determine the fair value for our awards. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the service period in the statement of income. SFAS 123 (R) was adopted using the modified prospective transition method which recognizes the grant-date fair value of compensation for new and unvested awards beginning in the fiscal period in which the recognition provisions are first applied. The modified prospective transition method does not require the restatement of prior periods to reflect the impact of SFAS 123 (R). Adoption of SFAS 123 (R) did not have a significant impact on our financial position or consolidated statement of income.

Net Income (Loss) per Common Share

Basic income (loss) per common share is computed using the weighted average number of common shares outstanding during the period, excluding contingently issuable shares, if any. Diluted net income per common share is computed in accordance with the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options and warrants, convertible preferred shares and convertible debt.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of unrealized gains (loss) on derivative instruments and unrealized gains and losses on our available-for-sale marketable securities. Components of comprehensive income (loss) are reported in the statement of shareholders' equity.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board, or FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognizing, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings or deficit at January 1, 2007. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

3. Financial Instruments and Risks

(a) Fair Value

The carrying amounts of financial instruments represented by cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximate fair value due to the short-term maturity of these instruments. The carrying value of the capital lease obligations approximate fair value based on current market rates.

Marketable Securities

Our investment in marketable securities is comprised of high quality, liquid government bonds, treasury bills, certificates of deposit and investment grade commercial paper which generally mature within one year. As at December 31, 2006, the maturity date of investments range from January 2007 to May 2011. These investments are recorded at fair value with a corresponding net unrealized gain of $96,000 ($86,000 net of tax) in 2006 and a net unrealized loss of $147,000 ($99,000 net of tax) in 2005 as follows:

Available for sale debt securities

	Cost	Accrued interest	Gross unrealized gains	Gross unrealized losses	Approximate market and carrying value
December 31, 2006	$ 208,762	$ 1,820	$ 153	$ (57)	$ 210,678
December 31, 2005	$ 96,687	$ 740	$ 2	$ (149)	$ 97,280

Available for sale debt securities are comprised of highly liquid government bonds, treasury bills, certificates of deposit and investment grade commercial paper with an average fixed interest rate of 5.0% (December 31, 2005 - 3.8%) and maturities to May 2011 (December 31, 2005 - maturities to October 2010). Included in marketable securities at December 31, 2006 are investments of nil (December 31, 2005 - $201,000 (C$233,000)) denominated in Canadian dollars.

Included in cash and cash equivalents are marketable securities of $44.2 million (2005 - $7.6 million) comprising treasury bills and investment grade commercial paper with an average yield as at December 31, 2006 of 5.47% (2005 - $4.06%).

The cost and approximate market value of available for sale debt securities by contractual maturity, as at December 31, 2006 and 2005 are as follows:

	Cost	Approximate market and carrying value
December 31, 2006		
Less than one year	$ 170,163	$ 171,750
Due after one year through five years	38,599	38,928
	$ 208,762	$ 210,678
December 31, 2005		
Less than one year	$ 75,394	$ 75,962
Due after one year through five years	21,293	21,318
	$ 96,687	$ 97,280

(b) Financial Risk

Financial risk is the risk to our results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. Foreign exchange risk arises as our investments, which finance operations, are substantially denominated in US dollars, our royalty payments are received in Swiss francs and our expenses are denominated in several foreign currencies, including US dollars, Canadian dollars, pounds sterling and Euros. Interest rate risk arises due to our investments being in fixed interest highly liquid investments.

Derivative Instruments

To mitigate the risk of foreign exchange fluctuations against the US dollar, we have entered into a number of foreign exchange forward contracts and noon average rate contracts ("NARCs").

4. Restricted Cash

As at December 31, 2006, we had $731,000 (C$851,000) (December 31, 2005 - $716,000 (C$834,000)) on deposit as collateral for a corporate travel and credit card program, which can be cancelled at any time.

5. Property and Equipment

	Cost	Accumulated Depreciation	Net Book Value
December 31, 2006			
Computer hardware	$ 1,856	$ 539	$ 1,317
Computer software	601	168	433
Furniture and fixtures	1,082	225	857
Office equipment	262	115	147
Leasehold improvements	1,663	262	1,401
Assets under capital leases:			
Leasehold improvements	552	204	348
Furniture and fixtures	404	171	233
	$ 6,420	$ 1,684	$ 4,736
December 31, 2005			
Computer hardware	$ 867	$ 288	$ 579
Computer software	217	120	97
Furniture and fixtures	560	80	480
Office equipment	239	60	179
Leasehold improvements	704	70	634
Assets under capital leases:			
Leasehold improvements	552	125	427
Furniture and fixtures	404	113	291
	$ 3,543	$ 856	$ 2,687

6. Accrued Liabilities

	December 31,	
	2006	2005
Accrued employee compensation	$ 3,146	$ 2,609
Accrued research and development expenses	4,558	4,657
Accrued professional fees	781	727
Other accrued liabilities	119	307
	$ 8,604	$ 8,300

7. Credit Facilities

Our credit facilities with a Canadian chartered bank provide a $400,000 and a C$500,000 revolving demand facilities, a $400,000 and a C$600,000 revolving demand facility by way of letters of credit or guarantee, a C$2,000,000 lease line of credit and a C$200,000 corporate credit card facility. The aggregate amount outstanding under the lease line of credit and the C$600,000 revolving demand facility cannot exceed C$2,000,000. The $400,000 and C$500,000 revolving demand facilities bear interest at the bank's U.S. base rate plus 0.125% and the bank's Canadian prime rate plus 0.125% per annum, respectively. The bank's prime rates for the U.S. and Canadian facilities at December 31, 2006 were 8.25% and 6.00%, respectively (December 31, 2005 - 7.25% and 5%).

As collateral for the credit facilities, we have provided the bank with a general security agreement in favour of the bank providing a first ranking charge on our assets. In addition, we cannot, without the prior consent of the bank, grant any encumbrance on our assets or provide any guarantees, sell any of our assets other than in the ordinary course of business or merge, amalgamate or enter into any business combination.

As at December 31, 2006, we have drawn on the revolving demand facility by issuing letters of guarantee and credit amounting to $791,000 in respect of leased premises and equipment.

8. Capital Leases

We entered into the following capital leases for furniture and equipment and leasehold improvements for which the minimum annual payments are as follows:

For the year ended December 31:		
2007	$	339
2008		92
Total minimum lease payments		431
Less amounts representing interest (at rates ranging from 4.3%-5.6%)		(11)
Present value of net minimum capital lease payments		420
Current portion under capital leases		(329)
	$	91

Interest expense of $32,000 relating to capital leases has been included in interest expense for the year ended December 31, 2006; (2005 - $46,000).

9. Common Shares

All share and per share amounts have been adjusted to reflect a 1.284-for-1 share split that was approved by the Board of Directors on January 21, 2005 and became effective on February 8, 2005.

(a) Authorized

Unlimited number of voting common shares, without par value.

(b) Stock Purchase Plan Trust

In 2002, we established the 2002 Aspreva Incentive Stock Purchase Plan Trust (the "Trust"), for the purpose of distributing common shares to officers, directors, employees and consultants. The fair value of the common shares distributed to the Trust participants is being expensed over the vesting period with a corresponding credit to additional paid-in capital. Stock-based compensation related to the Trust shares amounted to $160,000, $204,000 and $348,000 for 2006, 2005 and 2004, respectively. As of December 31, 2006, a total of 1,284,000 common shares had been distributed and no shares remained available for distribution under the Trust.

(c) Incentive Stock Option Plan

We have a stock option plan, the Aspreva 2002 Incentive Stock Option Plan, or the Plan. The Plan has been amended since its adoption, most recently in May 2006, to increase the number of common shares reserved for issuance to directors, officers, employees and consultants to 4,031,000. The exercise price of the options is determined by the Board (or a committee thereof) and is equal to the fair value of the shares at the grant date. The stock options typically have a ten year term and vest ratably over a period of two to four years from the date of grant. As at December 31, 2006, a total of 1,101,569 common shares were available for future grants. The stock options expire at various dates from September 2013 to September 2016. We issue new shares to satisfy stock option exercises.

Included within the statements of operations are the following charges for stock-based compensation:

	For the year ended December 31,		
	2006	2005	2004
Research and development	$ 2,708	$ 2,316	$ 600
Marketing, general and administrative	5,030	4,301	1,739
Interest and other expense	-	-	809
Total stock-based compensation	$ 7,738	$ 6,617	$ 3,148

We measure stock-based awards using the Black-Scholes option pricing model and amortize the fair value of granted stock options to the consolidated statement of operations over the vesting period of the options using the accelerated method. We estimated the fair value of options using the following assumptions:

	For the year ended December 31,		
	2006	2005	2004
Expected stock price volatility	70.0%	75.8%	150%
Average risk-free interest rate	4.0%	4.0%	4.0%
Expected option life in years	5.0 years	5.2 years	8.0 years
Dividend yield	0.0%	0.0%	0.0%

Given our short history we do not have sufficient historical data to determine volatility, therefore our expected volatility is based on comparable companies' historical stock prices. Effective April 2005, as provided in Staff Accounting Bulletin No. 107 our computation of expected option life, has been calculated to be the mid-point between the vesting date and the end of the contractual period.

We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods on a cumulative basis in the period the estimated forfeiture rate changes. Based on historical experience, we have assumed an annualized forfeiture rate of 5% for our stock options. Effective April 2005, as provided by SFAS 123 (R), previously recorded stock-based compensation expense totaling $0.8 million was reversed in the year ended December 31, 2006 to reflect the impact of actual stock option forfeitures within the period.

Stock option transactions and the number of stock options outstanding are summarized below:

	Number of Optioned Common Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Exercisable in Canadian dollars				
Outstanding at December 31, 2003	417,300	$ 0.78		
Options granted	1,499,712	5.60		
Options forfeited	(17,833)	0.78		
Options exercised	(14,267)	0.78		
Outstanding at December 31, 2004	1,884,912	4.61		
Options granted	546,899	15.96		
Options forfeited	(68,052)	5.60		
Options exercised	(92,183)	3.08		
Outstanding at December 31, 2005	2,271,576	$ 7.38		
Options granted	967,500	29.88		
Options forfeited	(416,094)	14.88		
Options exercised	(811,611)	4.25		
Outstanding at December 31, 2006	2,011,371	$ 17.92	8.0	$ 17,132
Exercisable at December 31, 2006	608,648	$ 12.38	8.6	$ 7,724

Net cash proceeds from the exercise of stock options and warrants was $3.8 million and $390,000 for the years ended December 31, 2006 and 2005, respectively.

The intrinsic value of stock options exercised during the years ended December 31, 2006 and 2005 was $16.7 million and $1.0 million, respectively.

The estimated grant date fair value of stock options vested during the years ended December 31, 2006 and 2005 was $6.7 million and $2.1 million, respectively.

The weighted average estimated fair value of stock options granted during the years ended December 31, 2006 and 2005 was $15.94 and $8.71 per share, respectively, based on the assumptions in the Black-Scholes valuation model discussed above.

The unamortized amount of stock-based compensation relating to unvested stock options granted as at December 31, 2006 is $10.9 million, which will be amortized over the weighted average period of 2.7 years.

The following table summarizes information regarding options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable	
Price Range	Weighted Average Exercise Price	Number of Common Shares Issuable	Average Remaining Contractual Life (Years)	Number of Common Shares Issuable	Weighted Average Exercise Price
(Exercisable in Canadian dollars)					
$0.78	$ 0.78	13,260	6.7	13,260	$ 0.78
$5.60 - $7.79	$ 5.70	747,996	7.7	350,562	$ 5.63
$14.95 - $17.45	$ 16.61	419,293	8.6	140,754	$ 17.16
$27.57 - $33.13	$ 29.85	830,822	9.3	104,072	$ 30.11
$0.78 - $33.13	$ 17.92	2,011,371	8.6	608,648	$ 12.38

(d) Warrants

In March 2004, we issued warrants entitling the holders to acquire 230,360 common shares at an exercise price of C$4.76 per share. A total of 227,447 warrants were exercised and the remaining 2,913 warrants have expired unexercised.

(e) Reserved Shares

Common shares have been reserved for future issuance as follows:

	December 31,	
	2006	2005
Exercise of outstanding warrants	-	194,690
Stock option plans:		
Exercise of outstanding options	2,011,371	2,271,576
Available for future grants	1,101,569	1,152,975
Total	3,112,940	3,619,241

(f) Shareholder Rights Plan

A shareholder rights plan (the "Rights Plan") is in place which gives each common shareholder one right to acquire, under certain conditions, Aspreva common shares at a 50% discount to the market upon a person or group of persons acquiring 20% or more of our common shares. The rights are not exercisable in the event of a Permitted Bid as defined in the Rights Plan. The rights will terminate at the close of business on February 4, 2015 unless earlier redeemed by Aspreva, provided that all outstanding rights will terminate on the date of our 2010 annual general meeting of shareholders unless the Rights Plan is reconfirmed by our shareholders at that meeting.

(g) Convertible Redeemable Preferred Shares

On March 5, 2004, we issued a total of 12,677,192 convertible redeemable preferred shares, Series A ("Preferred Shares") for total net cash proceeds of $49.3 million (net of $3.7 million of share issuance costs).

On March 4, 2005, in conjunction with Aspreva's initial public offering, all of the outstanding Preferred Shares were automatically converted, on a one-for-one basis, into 12,677,192 common shares. The converted shares were cancelled and are not reissuable.

10. Income (Loss) per Common Share

The denominators for basic and diluted net income (loss) per common share for the years ended December 31, 2006, 2005 and 2004 were calculated as follows:

	For the year ended December 31,		
	2006	2005	2004
Weighted average shares outstanding used for basic net income (loss) per common share	34,756,800	30,444,716	12,094,525
Effect of dilutive stock options	777,674	1,294,678	-
Effect of dilutive warrants	72,460	153,311	-
Weighted average shares outstanding used for diluted net income (loss) per common share	35,606,934	31,892,705	12,094,525

Diluted net loss per common share is equivalent to basic net loss per common share for the year ended December 31, 2004, as the outstanding options, warrants and Preferred Shares are anti-dilutive to loss per common share. Due to their anti-dilutive nature, the following potentially issuable shares were omitted from the calculation of diluted net income (loss) per common share for these periods:

	December 31,		
	2006	2005	2004
Stock Options	591,500	213,997	1,884,912
Warrants	-	-	230,360
Preferred Shares	-	-	12,677,192
Total	591,500	213,997	14,792,464

11. Derivative Financial Instruments

We use derivative financial instruments to hedge foreign currency exposures in the business.

Our royalty payments are received from Roche in Swiss francs, or CHF, on a quarterly basis 45 days after each quarter end. Sales of CellCept are denominated in multi-currencies and are converted to CHF by Roche for the purpose of calculating amounts to be paid to us. To the extent the Swiss franc increases in value relative to these other currencies, the total aggregate CHF value of CellCept sales decreases and the amount that we are entitled to may be reduced. To mitigate this risk, at the beginning of each quarter, we enter into noon average rate contracts, or NARCs, to sell U.S. dollars and Euros and buy CHF. The NARCs are designed to hedge our direct exposures of forecasted transactions and pursuant to SFAS 133 *Accounting for Derivative Instruments and Hedging Activities* qualify as cash flow hedges. Forward contracts to sell CHF are entered into with settlement dates that coincide with the date we receive our royalty payments from Roche. The forward contracts entered into are based on forecasts and as such they are initially designated as cash flow hedges. For the period from the quarter end to the settlement date, the hedges are re-designated and are treated as fair value hedges. Any change in value between quarter end and settlement date is recorded in other income or expense as a foreign exchange gain or loss.

As a result of our global operations with offices in Canada and Europe we incur significant amounts of our research and development and general and administrative expenditures in Canadian dollars, euros and pounds sterling. In order to hedge against the impact of fluctuations in the value of the Canadian dollar, euro and pounds sterling relative to the U.S. dollar, we enter into short-term forward contracts to purchase Canadian dollars, euros and pounds sterling. Forward hedges relating to forecasted expenditures are cash flow hedges.

The following summarized derivative instruments were in place at December 31, 2006:

Hedge designation	Type of hedge	Currency Exchanged	Settlement dates	Total Notional Amount	Average Settlement Amount
Cash Flow	Forward Contract	Sell USD buy CAD	January 2007 - December 2007	6,922 USD	1.1202
Cash Flow	Forward Contract	Sell USD buy GBP	January 2007 - December 2007	4,945 USD	1.8231
Cash Flow	Forward Contract	Sell CHF buy GBP	February 2007 - May 2007	1,679 CHF	2.2151
Cash Flow	Forward Contract	Sell CHF buy CAD	February 2007 - May 2007	910 CHF	1.1032
Cash Flow	Forward Contract	Sell USD buy Euro	January 2007 - December 2007	468 USD	1.3066
Fair Value - dual purpose	Forward Contract	Sell CHF buy USD	February 2007	49,319 CHF	1.2281
Cash Flow - dual purpose	Forward Contract	Sell CHF buy USD	May 2007 - November 2007	156,396 CHF	1.2074
Cash Flow	NARC	Sell USD buy CHF	February 2007 - May 2007	57,938 USD	0.8160
Cash Flow	NARC	Sell Euro buy CHF	February 2007 - May 2007	13,762 Euro	0.6298

The fair value of the derivative financial instruments is the estimated amount that we would receive (or pay) to terminate a contract at the reporting date. At December 31, 2006, the fair value of our forward contracts and NARCs totaled ($1.5) million and $88,000 respectively. Cash flow hedges amounting to ($994,000) were recorded in Other Comprehensive Income; and ($403,000) of fair value and cash flow hedges were recorded in revenue.

We do not use derivative financial instruments for speculative or trading purposes, nor do we hold or issue leveraged derivative financial instruments. All activity is governed by a board approved hedging policy and is monitored for compliance on an ongoing basis.

12. Income Taxes

Significant components of Aspreva's future tax assets are as follows:

	December 31, 2006	December 31, 2005
Deferred tax assets:		
Tax loss carryforwards	$ 767	$ 779
Share issue costs	2,304	3,521
R&D deduction and tax credits	583	1,351
Other	1,840	1,814
	$ 5,494	$ 7,465
Valuation allowance	(1,917)	(2,680)
Total deferred income tax asset	$ 3,577	$ 4,785
Less: Current portion	2,142	1,896
Net long-term portion of deferred tax assets	$ 1,435	$ 2,889
Deferred tax liabilities:		
R&D deduction and tax credits	(728)	-
Other	(844)	-
	$ (1,572)	$ -
Less: Current portion	(742)	-
Net long-term portion of deferred tax liabilities	$ (830)	$ -

At December 31, 2006 a valuation allowance was recognized in the amount of $1.9 million for the portion of the deferred tax assets that reside in jurisdictions where tax deductions and credits may not be fully utilized in the near term. The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit to income in that period.

The reconciliation of income tax attributable to operations computed at the Canadian statutory tax rate to income tax expense, using a statutory tax rate of 34.1%, 34.9% and 35.6% for the years ended December 31, 2006, 2005 and 2004, respectively, is:

	For the year ended December 31,		
	2006	2005	2004
Income tax expense (recovery) at statutory rates	$ 47,339	$ 7,040	$ (8,008)
Change in valuation allowance	(763)	(1,431)	3,435
Foreign tax rate differences	(34,197)	(5,277)	5,268
Non-deductible stock-based compensation	1,834	2,309	1,121
Permanent differences	(387)	1,766	(1,726)
Investment tax credits and other	842	(3,901)	(90)
Income tax expense	14,668	506	-
Provision for current income taxes:			
Canada	(93)	1,117	-
Foreign	11,588	1,412	-
	11.495	2,529	-
Deferred income tax (recovery) expense:			
Canada	1,704	41	-
Foreign	1,469	(2,064)	-
	3,173	(2,023)	-
Income tax expense (recovery)	$ 14,668	$ 506	$ -

13. Supplemental Cash Flow

Supplemental cash flow information is as follows:

	For the year ended December 31,		
	2006	2005	2004
Equipment acquired under capital leases	$ -	$ 436	$ 960
Leasehold inducements	$ 47	$ 407	$ -
Issuance of common shares upon conversion of promissory notes	$ -	$ -	$ 4,093
Interest paid	$ 49	$ 56	$ 22
Income taxes paid	$ 269	$ -	$ -

14. Collaborative Agreement

In July 2003, we entered into a collaboration agreement with Roche for the worldwide rights, excluding Japan, to develop, market and promote CellCept for all autoimmune indications, or the Roche Agreement.

In order to govern the terms and obligations of the Roche Agreement, Aspreva and Roche formed a Joint Committee, comprised of three individuals from each company. Under the Roche Agreement, we are obligated to use commercially reasonable efforts to conduct three clinical trial programs and to prepare the regulatory filings related thereto for the use of CellCept in the treatment of autoimmune indications, pursuant to a development plan approved by the Joint Committee. Within 12 months of regulatory approval of the use of CellCept in any such autoimmune indication, we are obligated to use commercially reasonable efforts to promote and detail to physicians CellCept for use in such approved indication, pursuant to a commercialization plan approved by the Joint

Committee. Roche is responsible for filing all regulatory submissions for approval, supplying amounts of CellCept as are needed for our clinical supplies and distributing CellCept for all uses.

The Roche Agreement may be unilaterally terminated by us for convenience prior to its expiration in 2017. Either party may terminate early the Agreement after 2011 if there is a lack of non-transplant sales over the baseline for a prolonged period. In addition, if CellCept is withdrawn from or recalled in any given country, either party may terminate the Roche Agreement with respect to that country.

Pursuant to our collaboration agreement with Roche, commencing April 1, 2005, we became entitled to a royalty based on an equal sharing of incremental net sales of CellCept in non-transplant indications above a negotiated baseline less a distribution fee, payable on a quarterly basis. This baseline was originally set in July 2003 at CHF 134 million, and is subject to an annual price index adjustment. Roche and Aspreva reset the baseline for 2006 to CHF 130.5 million, after taking into account the price index adjustment and, for the time being, excluding Japan as a licensed territory under the agreement. The baseline will be reset annually in the first quarter.

Roche and Aspreva have developed a proprietary sales tracking methodology to audit net sales of CellCept and to determine the portion attributable to sales from use in non-transplant indications. The results of this audit lag actual net sales by approximately six months. Roche and Aspreva use actual total CellCept sales results and estimates of the quarterly split between net sales attributed to transplant and non-transplant indications to calculate the royalty payment payable to us at the end of each quarter. A portion of this royalty payment is recorded as revenue within quarterly financial results, with the balance recorded as unearned royalty advance and subject to a subsequent reconciliation.

Once the six month lag period has passed, and audited results can be obtained, Aspreva and Roche employ a mechanism to reconcile audited amounts against the royalty previously paid. This reconciliation process is undertaken quarterly, based on the most recent available audit information. This reconciliation mechanism, however, will limit reconciliation payments to either Roche or Aspreva to a maximum amount of CHF 4.0 million per quarter. If the results of the reconciliation indicate that the CHF 4.0 million collar has been exceeded in favor of the same party for two consecutive quarters, we and Roche have agreed upon a mechanism to review the sales tracking methodology and/or our methodology for estimating royalty payments and introduce appropriate changes. The terms of this collar may be changed prospectively at any time by the joint committee formed under our agreement with Roche, on which we have equal representation.

All but CHF 4.0 million of the royalty payment is recorded as revenue within quarterly financial results. In subsequent quarters, consistent with the timing of the reconciliation described above, the remaining CHF 4.0 million of the royalty payment, as well as any additional payments to us or from us to Roche as a result of such reconciliation will be recorded in the period the reconciliation is completed. Thus, at any period end we will carry a maximum of CHF 4.0 million for each quarter that has not then been reconciled, classified as unearned royalty advance on the balance sheet. At December 31, 2006 there was CHF 8.0 million ($6.6 million) (December 31, 2005 - CHF 8.0 million ($6.1 million) recorded in unearned royalties as the royalty revenue for the third and fourth quarter of 2006 have not been reconciled.

In December 2006, Aspreva and Roche agreed the final audited results for the net sales relating to the second quarter of 2006. The resulting reconciliation payment of $0.8 million is payable to Roche within 45 days of quarter-end.

For the year ended December 31, 2006, we recorded royalty revenue of $214.8 million. Of this, $52.5 million was recorded in the fourth quarter and is comprised of $50.0 million for the fourth quarter initial royalty payment ($53.2 million less $3.2 million collar recorded as unearned royalty advance) and a net reconciliation amount of $2.5 million ($3.3 million less $0.8 million payable to Roche) arising from the reconciliation of audited net sales data to the initial royalty payment for the second quarter. The net amount of the initial royalty payment and reconciliation payment are recorded as accounts receivable as of December 31, 2006 and are payable to us within 45 days of December 31, 2006.

15. Related Party Transactions

We retain a law firm where a senior partner is a member of our board of directors and acts as our Corporate Secretary. For the years ended December 31, 2006, 2005 and 2004 we incurred legal fees payable to this law firm, of $554,000, $834,000 and $903,000, respectively, all of which, excluding $124,000 in accrued liabilities has been paid as of December 31, 2006. These fees relate primarily to services undertaken in conjunction with our initial public offering in 2005 and for general corporate legal advice.

In 2004, we incurred consulting fees of $129,000, payable to a former director of Aspreva. Additionally, salary and consulting fees of $51,000 for the year ended December 31, 2004, were paid to spouses of three of our officers of Aspreva. All transactions were recorded at their exchange amount and were paid in full.

16. Commitments and Contingencies

We have committed to the following minimum lease payments under operating leases over the next five years:

	2007	2008	2009	2010	2011	and thereafter
Operating Leases	$ 748	$ 780	$ 735	$ 575	$ 169	$ -

Rent expense was $825,000, $435,000 and $182,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

We also have agreements with clinical sites, and contract research organizations, for the conduct of our clinical trials. We make payments to these sites and organizations based upon the number of patients enrolled and the period of follow-up in the trials. At December 31, 2006 we have commitments to these groups amounting to $29.7 million.

Guarantees

Occasionally, we enter into agreements with third parties in the ordinary course of business that include indemnification provisions that are customary in the industry. Those indemnifications generally require us to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligation prevents us from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, we have not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

17. Research and Development Expenses

Total research and development expenses comprise the following amounts:

	For the year ended December 31,		
	2006	2005	2004
Clinical and regulatory	$ 42,463	$ 27,176	$ 8,415
Business development	5,488	3,029	1,723
Research and development	$ 47,951	$ 30,205	$ 10,138

Investment tax credits of nil, $115,000, and $125,000, representing the refundable portion earned on eligible research and development expenditures, have been applied to reduce research and development expenses for the years ended December 31, 2006, 2005, and 2004, respectively.

18. Segmented Information

We operate primarily in one business segment with operations located in Canada, the United States, Switzerland and the United Kingdom. During the years ended December 31, 2006 and 2005 all our revenue was from our collaboration agreement with Roche. We did not have any revenue during the year ended December 31, 2004.

19. Comparative Figures

Certain of the prior year's figures have been reclassified to conform to the presentation adopted in 2006.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included herein has issued an attestation report on management's assessment of Aspreva's internal control over financial reporting, which is set forth in Item 8 of this Form 10-K and is incorporated herein.

Evaluation of disclosure controls and procedures

We maintain "disclosure controls and procedures" (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) that are designed to ensure that information required to be disclosed in our reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and in reaching a reasonable level of assurance our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We have carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. Based upon their evaluation and subject to the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were reasonably effective in ensuring that information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and Form 10-K.

Changes in internal controls

In the fourth quarter of 2006, we completed the process of evaluating our current internal controls systems and processes, implementing new internal control systems and processes and conducting the testing required in an effort to comply with the management assessment and auditor certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Item 9B. Other Information.

To transact business at a general meeting, a quorum of shareholders must be present at the commencement of the meeting, either in person or by proxy. Under Aspreva's articles, the quorum for the transaction of business at a meeting is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 20% of our common shares. If within one-half hour from the time set for a meeting a quorum is not present, the meeting will stand adjourned to the same day in the next week at the same time and place. If at such adjourned meeting a quorum is not present within one-half hour from the time set, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at a meeting will constitute a quorum. Aspreva has received a waiver of Rule 4350(f) from The NASDAQ Stock Market LLC. which would otherwise require a quorum of holders of not less than 33⅓% of our common shares.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information concerning our directors will be contained in our Proxy Statement with respect to our 2007 Annual Meeting of Shareholders, to be held on May 31, 2007, under the caption "Proposal 1 - Election of Directors" and is incorporated by reference into this Annual Report on Form 10-K. Information concerning our Audit Committee and Financial Expert is incorporated by reference to the section entitled "Audit Committee" to be contained in our Proxy Statement. Information concerning procedures for recommending directors is incorporated by reference to the section entitled "Nominating and Corporate Governance Committee" to be contained in our Proxy Statement. Information concerning our Executive Officers is set forth under "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K and is incorporated herein by reference. Information concerning our code of conduct is incorporated by reference to the section entitled "Code of Conduct," to be contained in our Proxy Statement.

Section 16(a) of the Securities Exchange Act of 1934, requires a registrant's directors and executive officers, and persons who own more than 10% of a registered class of a registrants' securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common shares and other equity securities of the registrant. As we are a "foreign private issuer" pursuant to Rule 3a12-3 of the Securities Exchange Act of 1934, Aspreva and the persons referred to above are exempt from the reporting and liability provisions of Section 16(a). However, under Canadian provincial securities laws, the persons referred to above are required to file reports in electronic format through the System for Electronic Disclosure by Insiders, or SEDI, disclosing changes in beneficial ownership of, or control or direction over, our common shares and other securities. Our shareholders can access such reports at www.sedi.ca.

Item 11. Executive Compensation.

The information required by this item will be contained in our Proxy Statement with respect to our 2007 Annual Meeting of Shareholders, to be held on May 31, 2007, under the caption "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," and "Report of the Compensation Committee" and is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item will be contained in our Proxy Statement with respect to our 2007 Annual Meeting of Shareholders, to be held on May 31, 2007, under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans," and is hereby incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will be contained in our Proxy Statement with respect to our 2007 Annual Meeting of Shareholders, to be held on May 31, 2007, under the caption "Certain Relationships and Related Transactions" and "Proposal I - Election of Directors" and "Statement on Corporate Governance" and is hereby incorporated by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this item will be contained in our Proxy Statement with respect to our 2007 Annual Meeting of Shareholders, to be held on May 31, 2007, under the caption "Proposal 2 - Appointment of Auditor and Independent Registered Public Accounting Firm," and is hereby incorporated by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are included as part of this Annual Report on Form 10-K:

1. Index to Financial Statements
   Report of Independent Registered Public Accounting Firm
   Consolidated Balance Sheets at December 31, 2006 and 2005
   Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004
   Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004
   Consolidated Statements of Shareholders' Equity for the years ended December 31, 2006, 2005 and 2004
   Notes to Consolidated Financial Statements

2. Financial Statement Schedule
   All schedules are omitted as the information required is inapplicable or the information is presented in the consolidated financial statements or the related notes.

3. Exhibits
   Please see "Exhibit Index"

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPREVA PHARMACEUTICALS CORPORATION

Date: February 23, 2007

By: /s/ Richard M. Glickman
Richard M. Glickman
Chairman and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signatures appears below constitutes and appoints Richard M. Glickman, Chief Executive Officer and Chairman and Bruce G. Cousins, Chief Financial Officer and Executive Vice President, and each of them, his or her true and lawful attorneys-in-fact and agents, with the full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any amendments to this report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or either of them, or their on his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

By: /s/ Richard M. Glickman — Date: February 23, 2007
Richard M. Glickman
Chief Executive Officer and Chairman
(Principal Executive Officer)

By: /s/ Bruce G. Cousins — Date: February 23, 2007
Bruce G. Cousins
Chief Financial Officer and Executive Vice President
(Principal Financial and Accounting Officer)

By: /s/ Kirk K. Calhoun — Date: February 23, 2007
Kirk K. Calhoun
Director

By: /s/ Julia G. Levy — Date: February 23, 2007
Julia G. Levy
Director

By: /s/ Noel F. Hall — Date: February 23, 2007
Noel F. Hall
Director

By: /s/ Arnold L. Oronsky — Date: February 23, 2007
Arnold L. Oronsky
Director

By: /s/ R. Hector MacKay-Dunn — Date: February 23, 2007
R. Hector MacKay-Dunn
Director

By: /s/ Ronald M. Hunt — Date: February 23, 2007
Ronald M. Hunt
Director

By: /s/ George M. Milne — Date: February 23, 2007
George M. Milne
Director

By: /s/ William Hunter — Date: February 23, 2007
William Hunter
Director

EXHIBIT INDEX

Exhibit No.	Description
3.1+	Notice of Articles of the Registrant.
3.2+	Articles of the Registrant.
4.1+	Specimen certificate evidencing common shares.
4.2+	Shareholder Rights Plan Agreement between the Registrant and Computershare Investor Services Inc. dated February 4, 2005.
4.3+	Registration Rights Agreement between the Registrant and certain of its shareholders dated March 5, 2004.
10.1+	Amended and Restated Shareholders' Agreement between the Registrant and certain shareholders dated March 5, 2004.
10.2+	Amended and Restated Shareholders' Agreement Amending Agreement between the Registrant and certain shareholders dated August 9, 2004.
10.3‡+ (1)	Aspreva 2002 Incentive Stock Option Plan.
10.4‡+	Form of Stock Option Agreement with respect to the Aspreva 2002 Incentive Stock Option Plan.
10.5‡+	2002 Aspreva Incentive Stock Purchase Plan Trust Agreement between the Registrant and Richard M. Glickman dated January 28, 2002.
10.6#+	CellCept Collaboration and Promotion Agreement among Aspreva Pharmaceuticals GmbH (now Aspreva Pharmaceuticals SA), Hoffmann-La Roche Inc. and F. Hoffmann-La Roche Ltd dated July 18, 2003.
10.7‡+	Executive Employment Agreement between the Registrant and Richard M. Glickman dated January 28, 2002.
10.8‡+	Change in Control Agreement between the Registrant and Richard M. Glickman dated January 28, 2002.
10.9‡+	Executive Employment Agreement between the Registrant and Noel F. Hall dated January 28, 2002.
10.10‡+	Change in Control Agreement between the Registrant and Noel F. Hall dated January 28, 2002.
10.11‡+	Executive Employment Agreement between the Registrant and Bruce G. Cousins dated January 23, 2004.
10.12‡+	Change in Control Agreement between the Registrant and Bruce G. Cousins dated January 23, 2004.
10.13‡+	Trust Share Transfer Agreement between Richard M. Glickman, as trustee of the 2002 Aspreva Incentive Stock Purchase Plan Trust, and Bruce G. Cousins dated effective December 8, 2004.
10.14	Reserved.
10.15	Reserved.
10.16	Reserved.
10.17	Reserved.
10.18‡+	Consulting Agreement between the Registrant, Dr. Michael R. Hayden and Genworks Inc. dated January 28, 2002.
10.19‡+	Fiduciary Contract/Mandate between the Registrant and Richard M. Glickman dated December 12, 2004.
10.20+	Agreement between the Registrant and Dr. Erich Mohr dated February 15, 2003.
10.21+	Credit Facilities Agreement between the Registrant and Royal Bank of Canada dated April 23, 2004.
10.22+	Amendment, dated November 1, 2004, to Credit Facilities Agreement dated April 23, 2004 between the Registrant and Royal Bank of Canada.
10.23+	Amendment, dated December 13, 2004, to Credit Facilities Agreement dated April 23, 2004 between the Registrant and Royal Bank of Canada.
10.24+	General Security Agreement between the Registrant and Royal Bank of Canada dated April 28, 2004.
10.25+	Form of Indemnity Agreement between the Registrant and its directors and officers.
10.26+	Summary of Non-Employee Director Cash Compensation.
10.27#+	First Amendment to CellCept Collaboration and Promotion Agreement among Aspreva Pharmaceuticals SA, Hoffmann-La Roche Inc. and F. Hoffmann-La Roche Ltd dated February 4, 2005.

10.28‡[2]	Employment Agreement between the Registrant and Dr. Richard Jones effective March 6, 2006, as amended on October 24, 2006.
10.29‡[3]	Change of Control Agreement between the Registrant and Dr. Richard Jones, effective March 6, 2006.
10.30‡[4]	Employment Agreement between the Registrant and Mr. Charles F. Goulburn effective October 18, 2004, as amended on October 23, 2006.
10.31‡[4]	Change of Control Agreement between the Registrant and Charles F. Goulburn effective October 24, 2006.
10.32	Executive Employment Agreement between the Registrant and Dr. Uzman Azam dated January 6, 2007.
10.33	Change of Control Agreement between the Registrant and Dr. Uzman Azam dated January 6, 2007.
21.1+	List of Subsidiaries.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (contained on signature page).
31.1	Certification of the Chief Executive Officer, as required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.
31.2	Certification of the Chief Financial Officer, as required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.
32.1*	Certification of the Chief Executive Officer, as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. Section 1350).
32.2*	Certification of the Chief Financial Officer, as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. Section 1350).

---

‡ Indicates management contract or compensatory plan.

Confidential treatment has been granted for portions of this exhibit. Omitted material for which confidential treatment has been granted has been filed separately with the U.S. Securities and Exchange Commission.

+ Filed as the like numbered exhibit to our Registration Statement on Form F-1 (No. 333-122234) filed with U.S. Securities and Exchange Commission on January 24, 2005, as amended, and incorporated herein by reference.

* The certifications attached as Exhibits 32.1 and 32.2 accompany this Annual Report on Form 10-K, are not deemed filed with the U.S. Securities and Exchange Commission and are not to be incorporated by reference into any filing of Aspreva Pharmaceuticals Corporation under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

(1) Filed as an attachment to our Proxy Statement for our 2006 Annual and Special General Meeting of Shareholders held on May 24, 2006, as set forth in a Current Report on Form 8-K, dated April 20, 2006, and filed with the U.S. Securities and Exchange Commission on April 20, 2006, and incorporated by reference herein.

(2) Filed as the like numbered exhibit to our Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2006, and incorporated by herein by reference.

(3) Filed as the like numbered exhibit to our Current Report on Form 8-K, dated July 11, 2006 and filed with the U.S. Securities and Exchange Commission on July 17, 2006, and incorporated by herein by reference.

(4) Filed as the like numbered exhibit to our Current Report on Form 8-K, dated October 19, 2006 and filed with the U.S. Securities and Exchange Commission on October 25, 2006, and incorporated by herein by reference.

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-127956) pertaining to the Aspreva 2002 Incentive Stock Option Plan of Aspreva Pharmaceuticals Corporation of our reports dated February 7, 2007, with respect to the consolidated financial statements of Aspreva Pharmaceuticals Corporation, Aspreva Pharmaceuticals Corporation management's assessment of the effectiveness of internal controls over financial reporting and the effectiveness of internal control over financial reporting of Aspreva Pharmaceuticals Corporation, included in the Annual Report (Form 10-K) for the year ended December 31, 2006.

Vancouver, Canada
February 22, 2007

/s/ Ernst & Young LLP
Chartered Accountants

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Richard M. Glickman, certify that:

1. I have reviewed this Annual Report on Form 10-K of Aspreva Pharmaceuticals Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2007

/s/ Richard M. Glickman
Richard M. Glickman
Chairman and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Bruce G. Cousins, certify that:

1. I have reviewed this Annual Report on Form 10-K of Aspreva Pharmaceuticals Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2007

/s/ Bruce G. Cousins

Bruce G. Cousins
Chief Financial Officer and Executive Vice President
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350

Pursuant to the requirements set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. Section 1350), the undersigned officer of Aspreva Pharmaceuticals Corporation, (the "Company"), does hereby certify, to the best of his knowledge, that:

a. The Company's Annual Report on Form 10-K for the year ended December 31, 2006 to which this certification is attached as Exhibit 32.1 (the "Form 10-K") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, and

b. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 23, 2007

/s/ Richard M. Glickman
Richard M. Glickman
Chairman and Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. Section 1350) has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission ("SEC") or its staff upon request. This certification "accompanies" the Form 10–K to which it relates, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10–K), irrespective of any general incorporation language contained in such filing.

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350

Pursuant to the requirements set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. Section 1350), the undersigned officer of Aspreva Pharmaceuticals Corporation, (the "Company"), does hereby certify, to the best of his knowledge, that:

a. The Company's Annual Report on Form 10-K for the year ended December 31, 2006 to which this certification is attached as Exhibit 32.1 (the "Form 10-K") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, and

b. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 23, 2007

/s/ Bruce G. Cousins

Bruce G. Cousins
Chief Financial Officer and Executive Vice President
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. Section 1350) has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission ("SEC") or its staff upon request. This certification "accompanies" the Form 10–K to which it relates, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10–K), irrespective of any general incorporation language contained in such filing.

BOARD OF DIRECTORS

Richard M. Glickman
Chairman & Chief Executive Officer

Noel F. Hall
Director & President

Kirk K. Calhoun, CPA (1)*
Director

Ronald M. Hunt (2)*(3)
Director

Julia G. Levy, Ph.D. (1)
Director

R. Hector MacKay-Dunn, Q.C. (3)*
Director

George M. Milne, Ph.D. (2)(3)
Director

Arnold L. Oronsky, Ph.D. (1)(2)
Director

William L. Hunter, M.D.
Director

(1) Member of our audit committee.
(2) Member of our compensation committee.
(3) Member of our corporate governance and nominating committee.
* Denotes chairman of the committee.

EXECUTIVE MANAGEMENT

Richard M. Glickman
Chief Executive Officer

Noel F. Hall
President

Bruce G. Cousins, C.A.
Executive Vice President & Chief Financial Officer

Usman Azam, M.D.
Executive Vice President & Chief Medical Officer

Charles F. Goulburn, MBA
Executive Vice President, Global Pharmaceutical Operations

CORPORATE INFORMATION

Head Office
Aspreva Pharmaceuticals Corporation
#1203, 4464 Markham Street
Victoria, BC V8Z 7X8, Canada
T: +1.250.744.2488
F: +1.250.744.2498

Independent Auditor
Ernst & Young LLP
23rd Floor, 700 West Georgia Street
Vancouver, BC V7Y 1C7, Canada

Legal Counsel
Farris, Vaughan, Wills & Murphy LLP
25th Floor, 700 West Georgia Street
Vancouver, BC V7Y 1B3, Canada

Cooley Godward Kronish LLP
Five Palo Alto Square, 3000 El Camino Real
Palo Alto, CA 94306, USA

Transfer Agent and Registrar
Computershare Investor Services Inc.
510 Burrard Street, 2nd Floor
Vancouver, BC V6C 3B9, Canada

Stock Exchange Listing
The company's shares are traded on the NASDAQ Global Select Market under the ticker symbol ASPV and the Toronto Stock Exchange under the ticker symbol ASV.

Annual Meeting
May 31, 2007, 10:00am PDT
Four Seasons Hotel Vancouver (Strathcona Room)
791 West Georgia Street
Vancouver, BC, Canada

The information in this Annual Report contains forward-looking statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and applicable Canadian provincial securities which are subject to the "safe harbor" created by those sections. These forward-looking statements include, but are not limited to, statements concerning our strategy, future operations, prospects and plans and objectives of management. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, including, without limitation, the risks set forth in Item 1A "Risk Factors" in this Annual Report on Form 10-K. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.



Aspreva Pharmaceuticals Corporation
#1203, 4464 Markham Street
Victoria, BC V8Z 7X8, Canada
T: +1.250.744.2488
F: +1.250.744.2498

UNITED STATES OPERATIONS

Aspreva Pharmaceuticals Inc.
106 Allen Road
Basking Ridge, NJ 07920, USA
T: +1.908.212.1020
F: +1.908.212.1029

EUROPEAN OPERATIONS

Aspreva Pharmaceuticals Limited
The Old Stables, Bagshot Park
Bagshot, Surrey, GU19 5PJ, United Kingdom
T: +44 (0)1276 853600
F: +44 (0)1276 452341

SWISS OPERATIONS

Aspreva Pharmaceuticals SA
Rue des Beaux-Arts 8
Case postale 1611
2001 Neuchâtel, Switzerland
T: +41 (0)32 720 0550
F: +41 (0)32 720 0559

www.aspreva.com

END